2004 ANNUAL REPORT

P.E 12/31/04

Barrett Business Services Inc

CONNECTING GOOD PEOPLE, GOOD COMPANIES... GREAT RESULTS!

BBSI

A Human Resource Management Company

BBS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Commission File Number 0-21886

BARRETT BUSINESS SERVICES, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-0812977
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
4724 SW Macadam Avenue Portland, Oregon	97239
(Address of principal executive offices)	(Zip Code)

(503) 220-0988
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01 Per Share
(Title of class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _

Indicate by check mark whether the Registrant is an accelerated filer (as indicated by Exchange Act Rule 12 b-2). Yes _ No X

State the aggregate market value of the common equity held by non-affiliates of the Registrant: $37,659,022 at June 30, 2004.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

Class	Outstanding at February 28, 2005
Common Stock, Par Value $.01 Per Share	5,759,229 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders are hereby incorporated by reference into Part III of Form 10-K.

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BARRETT BUSINESS SERVICES, INC.
2004 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Item 1. <u>BUSINESS</u>

General

Barrett Business Services, Inc. ("Barrett" or the "Company"), was incorporated in the state of Maryland in 1965. Barrett is a leading human resource management company. The Company offers a unique blended platform of human resource management services addressing the costs and complexities of a broad array of employment-related issues for businesses of all sizes. Employers are faced with increasing complexities in employment laws and regulations, employee benefits and administration, federal, state and local payroll tax compliance and mandatory workers' compensation coverage, as well as the recruitment and retention of quality employees. The Company believes that outsourcing the management of various employer and human resource responsibilities, which are typically considered non-core functions, enables organizations to focus on their core competencies, thereby improving operating efficiencies.

Barrett's range of services and expertise in human resource management encompasses five major categories: payroll processing, employee benefits and administration, workers' compensation coverage, effective risk management and workplace safety programs, and human resource administration, which includes functions such as recruiting, interviewing, drug testing, hiring, placement, training and regulatory compliance. These services are typically provided through a variety of contractual arrangements, as part of either a traditional staffing service or a professional employer organization ("PEO") service. Staffing services include on-demand or short-term staffing assignments, long-term or indefinite-term contract staffing, and comprehensive on-site personnel management responsibilities. In a PEO arrangement, the Company enters into a contract to become a co-employer of the client company's existing workforce and assumes responsibility for some or all of the human resource management responsibilities. The Company's target PEO clients typically have limited resources available to effectively manage these matters. The Company believes that its ability to offer clients a broad mix of staffing and PEO services differentiates it from its competitors and benefits its clients through (i) lower recruiting and personnel administration costs, (ii) decreases in payroll expenses due to lower workers' compensation and health insurance costs, (iii) improvements in workplace safety and employee benefits, (iv) lower employee turnover and (v) reductions in management resources expended in employment-related regulatory compliance. For 2004, Barrett's staffing services revenues represented 63.4% of total net revenues, compared to 36.6% for PEO services revenues, as compared to 76.2% and 23.8%, respectively, for 2003.

Barrett provides services to a diverse array of customers, including, among others, electronics manufacturers, various light-manufacturing industries, forest products and agriculture-based companies, transportation and shipping enterprises, food processing, telecommunications, public utilities, general contractors in numerous construction-related fields and various professional services firms. During 2004, the Company provided staffing services to approximately 2,700 customers, compared to a similar number in 2003. Although a majority of the Company's staffing customers are small to mid-sized businesses, during 2004 approximately 55 of the Company's customers each utilized Barrett employees in a number ranging from at least 200 employees to as many as 2,050 employees through various staffing services arrangements. In addition, Barrett had approximately 600 PEO clients at December 31, 2004, compared to 500 at December 31, 2003 and Barrett employed approximately 15,500 and 11,800 employees pursuant to PEO contracts at December 31, 2004 and 2003, respectively. The increase in the number of PEO customers during 2004 was primarily due to PEO growth in California attributable to the business opportunities available to the Company as a qualified self-insured employer for workers' compensation coverage resulting from adverse market conditions for workers' compensation insurance in the state.

The Company operates through a network of 30 branch offices in Washington, Oregon, Idaho, California, Arizona, Maryland, Delaware and North Carolina. Barrett also has several smaller recruiting offices in its general market areas under the direction of a branch office.

See Part II, Item 7, under the heading "Forward-Looking Information" for a discussion of risks and other factors that may cause the Company's operating results or financial condition to vary significantly from those implied by statements in this Item or in Item 7 that are forward-looking rather than historical in nature. Additional specific risks are discussed in conjunction with forward-looking statements included in this Item and in Item 7.

Operating Strategies

The Company's principal operating strategies are to: (i) provide effective human resource management services through a blend of staffing and PEO arrangements, (ii) promote a decentralized and autonomous management philosophy and structure, (iii) leverage branch office economies of scale, (iv) motivate employees through regular profit sharing and (v) control workers' compensation costs through effective risk management.

Growth Strategies

The Company's principal growth strategies are to: (i) support, strengthen and expand branch office operations, (ii) enhance management information systems to support continued growth and to improve customer services and (iii) expand through selective acquisitions of human resource-related businesses in new and existing geographic markets.

Acquisitions

The Company reviews acquisition opportunities on a periodic basis. While growth through acquisition has historically been a major element of the Company's overall strategic growth plan, there can be no assurance that any additional acquisitions will be completed in the foreseeable future, or that any future acquisitions will have a positive effect on the Company's performance. Acquisitions involve a number of potential risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, exposure to workers' compensation and other costs in differing regulatory environments, adverse short-term effects on the Company's operating results and operational challenges arising out of integration of management information systems.

Effective January 1, 2004, the Company acquired certain assets of Skills Resource Training Center ("SRTC"), a staffing services company with nine offices in Central Washington, Eastern Oregon and Southern Idaho. The Company paid $3,000,000 in cash for the assets of SRTC and the selling shareholders' noncompete agreements and agreed to issue up to 135,731 shares of its common stock ("Earnout Shares"), with the actual number of Earnout Shares to be issued based upon the level of financial performance achieved by the SRTC offices during calendar 2004. Certain contingencies remain unresolved precluding a final calculation of the Earnout Shares. However, the Company has recorded an estimated total Earnout Shares of 52,800 with a value of $778,000 on its consolidated balance sheet as of December 31, 2004.

The Company's Services

Overview of Services. Barrett's services are typically provided through a variety of contractual arrangements, as part of either a traditional staffing service or a PEO service. These contractual arrangements also provide a continuum of human resource management services. While some services are more frequently associated with Barrett's co-employer arrangements, the Company's expertise in such areas as safety services and personnel-related regulatory compliance may also be utilized by its staffing services customers through the Company's human resource management services. The Company's range of services and expertise in human resource management encompasses five major categories:

- *Payroll Processing.* For both the Company's staffing services and PEO employees, the Company performs all functions associated with payroll administration, including preparing and delivering paychecks, computing tax withholding and payroll deductions and remitting such withholding and deductions to various parties, handling garnishments, computing vacation and sick pay, and preparing W-2 forms and accounting reports through centralized operations at its headquarters in Portland, Oregon.

- *Employee Benefits and Administration.* As a result of its size, Barrett is able to offer employee benefits which are typically not available at an affordable cost to many of its customers, particularly those with fewer than 100 employees. These benefits include health care insurance, a 401(k) savings plan, a Section 125 cafeteria plan, life and disability insurance and claims administration.

- *Safety Services.* Barrett offers safety services to both its staffing services and PEO customers in keeping with its corporate philosophy of "making the workplace safer." The Company has at least one risk manager available at each branch office to perform workplace safety assessments for each of its customers and to recommend actions to achieve safer operations. All risk managers report directly to the Company's CEO. Each risk manager has the authority to cancel the business relationship with any customer. The Company's services include safety training and safety manuals for both workers and supervisors, job-site visits and meetings, improvements in workplace procedures and equipment to further reduce the risk of injury, compliance with OSHA requirements, environmental regulations, workplace regulation by the U.S. Department of Labor and state agencies and accident investigations. As discussed under "Self-Insured Workers' Compensation Program" below, the Company also pays safety incentives to its customers who achieve improvements in workplace safety.

- *Workers' Compensation Coverage.* Beginning in 1987, the Company obtained self-insured employer status for workers' compensation coverage in Oregon and is currently a qualified self-insured employer in many of the states in which it operates, including California beginning in March 1995. Through its third-party administrators, Barrett provides claims management services for its PEO customers. As discussed under "Self-Insured Workers' Compensation Program" below, the Company works aggressively at managing job injury claims, including identifying fraudulent claims and utilizing its staffing services to return workers to active employment earlier. As a result of its efforts to manage workers' compensation costs, the Company is often able to reduce its clients' overall expenses arising out of job-related injuries and insurance.

- *Human Resource Administration.* Barrett offers its clients the opportunity to leverage the Company's experience in personnel-related regulatory compliance. For both its staffing services employees and PEO clients, the Company handles the burdens of advertising, recruitment, skills testing, evaluating job applications and references, drug screening, criminal and motor vehicle records reviews, hiring, and compliance with such employment regulatory areas as immigration, the Americans with Disabilities Act, and federal and state labor regulations.

Staffing Services. Barrett's staffing services include on-demand or short-term staffing assignments, contract staffing, long-term or indefinite-term on-site management and human resource administration. Short-term staffing involves employee demands caused by such factors as seasonality, fluctuations in customer demand, vacations, illnesses, parental leave, and special projects without incurring the ongoing expense and administrative responsibilities associated with recruiting, hiring and retaining additional permanent employees. As more and more companies focus on effectively managing variable costs and reducing fixed overhead, the use of employees on a short-term basis allows firms to utilize the "just-in-time" approach for their personnel needs, thereby converting a portion of their fixed personnel costs to a variable expense.

Contract staffing refers to the Company's responsibilities for the placement of employees for a period of more than three months or an indefinite period. This type of arrangement often involves outsourcing an entire department in a large corporation or providing the workforce for a large project.

In an on-site management arrangement, Barrett places an experienced manager on site at a customer's place of business. The manager is responsible for conducting all recruiting, screening, interviewing, testing, hiring and employee placement functions at the customer's facility for a long-term or indefinite period.

The Company's staffing services customers operate in a broad range of businesses, including forest products and agriculture-based companies, electronic manufacturers, transportation and shipping companies, food processors, professional firms and construction contractors. Such customers range in size from small local firms to companies with international operations, which use Barrett's services on a domestic basis. None of the Company's staffing services customers individually accounted for more than 4% of its total 2004 revenues.

In 2004, the light industrial sector generated approximately 82% of the Company's staffing services revenues, while clerical office staff accounted for 14% of such revenues and technical personnel represented the balance of 4%. Light industrial workers in the Company's employ perform such tasks as operation of machinery, manufacturing, loading and shipping, site preparation for special events, construction-site cleanup and janitorial services. Technical personnel include electronic parts assembly workers and designers of electronic parts.

Barrett emphasizes prompt, personalized service in assigning quality, trained, drug-free personnel at competitive rates to its staffing services customers. The Company uses internally developed computer databases of employee skills and availability at each of its branches to match customer needs with available qualified employees. The Company emphasizes the development of an understanding of the unique requirements of its clientele by its account managers. Customers are offered a "money-back" guarantee if dissatisfied with staffing employees placed by Barrett.

The Company utilizes a variety of methods to recruit its work force for staffing services, including among others, referrals by existing employees, newspaper advertising and marketing brochures distributed at colleges and vocational schools. The employee application process includes an interview, skills assessment test, reference verification and drug screening. The recruiting of qualified employees requires more effort when unemployment rates are low. In mid-2000, the Company implemented a new, comprehensive pre-employment screening test to further ensure that applicants are appropriately qualified for employment.

Barrett's staffing services employees are not under its direct control while working at a customer's business. Barrett has not experienced any significant liability due to claims arising out of negligent acts or misconduct by its staffing services employees. The possibility exists, however, of claims being asserted against the Company which may exceed the Company's liability insurance coverage, with a resulting negative effect on the Company's financial condition.

PEO Services. Many businesses, particularly those with a limited number of employees, find personnel administration requirements to be unduly complex and time consuming. These businesses often cannot justify the expense of a full-time human resource staff. In addition, the escalating costs of health and workers' compensation insurance in recent years, coupled with the increased complexity of laws and regulations affecting the workplace, have created a compelling opportunity for small to mid-sized businesses to outsource these managerial burdens. The outsourcing of non-core business functions, such as human resource administration, enables small enterprises to devote their limited resources to their core competencies.

In a PEO services arrangement, Barrett enters into a contract to become a co-employer of the client company's existing workforce. Pursuant to this contract, Barrett assumes responsibility for some or all of the human resource management responsibilities, including payroll and payroll taxes, employee benefits, health insurance, workers' compensation coverage, workplace safety programs, compliance with federal and state employment laws, labor and workplace regulatory requirements and related administrative responsibilities. Barrett has the right to hire and fire its PEO employees, although the client company remains responsible for day-to-day assignments, supervision and training and, in most cases, recruiting.

The Company began offering PEO services to Oregon customers in 1990 and subsequently expanded these services to other states. The Company has entered into co-employer arrangements with a wide variety of clients, including companies involved in moving and shipping, professional firms, construction, retail, manufacturing and distribution businesses. PEO clients are typically small to mid-sized businesses with up to several hundred employees. None of the Company's PEO clients individually accounted for more than 4% of its total annual revenues during 2004.

Prior to entering into a co-employer arrangement, the Company performs an analysis of the potential client's actual personnel and workers' compensation costs based on information provided by the customer. Barrett introduces its workplace safety program and recommends improvements in procedures and equipment following a safety inspection of the customer's facilities which the potential client must agree to implement as part of the co-employer arrangement. Barrett also offers financial incentives to PEO clients to maintain a safe-work environment.

The Company's standard PEO services agreement provides for services for an indefinite term, until notice of termination is given by either party. The agreement permits cancellation by either party upon 30 days written notice. In addition, the Company may terminate the agreement at any time for specified reasons, including nonpayment or failure to follow Barrett's workplace safety program.

The form of agreement also provides for indemnification of the Company by the client against losses arising out of any default by the client under the agreement, including failure to comply with any employment-related, health and safety or immigration laws or regulations. The Company also requires the PEO client to maintain comprehensive liability coverage in the amount of $1 million for acts of its work-site employees. In addition, the Company has excess liability insurance coverage. Although no claims exceeding such policy limits have been paid by the Company to date, the possibility exists that claims for amounts in excess of sums available to the Company through indemnification or insurance may be asserted in the future, which could adversely affect the Company's profitability.

Sales and Marketing

The Company's marketing efforts are principally focused on branch-level development of local business relationships. On a regional and national level, efforts are made to expand and align the Company's services to fulfill the needs of local customers with multiple locations, which may include using on-site Barrett personnel and the opening of additional offices to better serve a customer's broader geographic needs.

Billing

Through centralized operations at the Company's headquarters in Portland, Oregon, the Company prepares invoices weekly for its staffing services customers and following the end of each payroll period for PEO clients. Health insurance premiums are passed through to PEO clients. Payment terms for most PEO clients are due on the invoice date.

Self-Insured Workers' Compensation Program

A principal service provided by Barrett to its customers, particularly its PEO clients, is workers' compensation coverage. As the employer of record, Barrett is responsible for complying with applicable statutory requirements for workers' compensation coverage. The Company's workplace safety services, also described under "Overview of Services," are closely tied to its approach to the management of workers' compensation risk.

Elements of Workers' Compensation System. State law (and, for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers' compensation is an exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers' compensation insurance or otherwise demonstrate financial responsibility to meet workers' compensation obligations to employees. In many states, employers who meet certain financial and other requirements are permitted to self-insure.

Self Insurance for Workers' Compensation. In August 1987, Barrett became a self-insured employer for workers' compensation coverage in Oregon. The Company subsequently obtained self-insured employer status for workers' compensation in four additional states, Maryland, Washington, Delaware and California. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of government securities, letters of credit or other financial instruments to cover workers' claims in the event the employer is unable to pay for such claims.

To manage its financial exposure from the incidence of catastrophic injuries and fatalities, the Company maintains excess workers' compensation insurance pursuant to an annual policy with a major insurance company. Through December 31, 2000, such excess insurance included a self-insured retention or deductible of $350,000. For calendar 2001, the Company's self-insured retention was $400,000. Beginning January 1, 2002, the Company's excess workers' compensation insurance policy provided coverage for single occurrences exceeding $750,000 with statutory limits. Effective January 1, 2004, the per occurrence retention increased to $1 million and the policy limit was increased to $25 million. The higher per occurrence retention may result in higher workers' compensation costs to the Company with a corresponding negative effect on its operating results.

Claims Management. As a self-insured employer, the Company's workers' compensation expense is tied directly to the incidence and severity of workplace injuries to its employees. Barrett seeks to contain its workers' compensation costs through an aggressive approach to claims management. The Company uses managed-care systems to reduce medical costs and keeps time-loss costs to a minimum by assigning injured workers, whenever possible, to short-term assignments which accommodate the workers' physical limitations. The Company believes that these assignments minimize both time actually lost from work and covered time-loss costs. Barrett has also engaged third-party administrators ("TPAs") to provide additional claims management expertise. Typical management procedures include performing thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to eliminate future case development and costs. Barrett also maintains a corporate-wide pre-employment drug screening program and a mandatory post-injury drug test. The program is believed to have resulted in a reduction in the frequency of fraudulent claims and in accidents in which the use of illegal drugs appears to have been a contributing factor.

Elements of Self-Insurance Costs. The costs associated with the Company's self-insured workers' compensation program include case reserves for reported claims, an additional expense provision for potential future increases in the cost of open injury claims (known as "adverse loss development") and for claims incurred in prior periods but not reported (referred to as "IBNR"), fees payable to the Company's TPAs, additional claims administration expenses, administrative fees payable to state and federal workers' compensation regulatory agencies, premiums for excess workers' compensation insurance and legal fees. Although not directly related to the size of the Company's payroll, the number of claims and correlative loss payments may be expected to increase with growth in the total number of employees. The state assessments are typically based on payroll amounts and, to a limited extent, the amount of permanent disability awards during the previous year. Excess insurance premiums are also based in part on the size and risk profile of the Company's payroll and loss experience.

Workers' Compensation Claims Experience and Reserves

The Company recognizes its liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When a claim involving a probable loss is reported, the Company's TPA establishes a case reserve for the estimated amount of ultimate loss. The estimate reflects an informed judgment based on established case reserving practices and the experience and knowledge of the TPA regarding the nature and expected value of the claim, as well as the estimated expense of settling the claim, including legal and other fees and expenses of administering claims. The adequacy of such case reserves depends on the professional judgment of each TPA to properly and comprehensively evaluate the economic consequences of each claim. Additionally, on an aggregate basis, the Company has established an additional expense reserve for both future adverse loss development in excess of initial case reserves on open claims and for claims incurred but not reported, referred to as the IBNR reserve.

As part of the case reserving process, historical data is reviewed and consideration is given to the anticipated effect of various factors, including known and anticipated legal developments, inflation and economic conditions. Reserve amounts are necessarily based on management's estimates, and as other data becomes available, these estimates are revised, which may result in increases or decreases in existing case reserves. Barrett has engaged a nationally-recognized, independent actuary to review annually the Company's total workers' compensation claims liability and reserving practices. Based in part on such review, the Company believes its total accrued workers' compensation claims liabilities at December 31, 2004, are adequate. It is possible, however, that the Company's actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported. Refer to Part II, Item 7, under the heading "Critical Accounting Policies".

Failure to successfully manage the severity and frequency of workers' compensation injuries results in increased workers' compensation expense and has a negative effect, which may be substantial, on the Company's operating results and financial condition. Management maintains clear guidelines for its branch office managers, account managers, and risk managers directly tying their continued employment with the Company to their diligence in understanding and addressing the risks of accident or injury associated with the industries in which client companies operate and in monitoring the compliance by clients with workplace safety requirements. The Company has a policy of "zero tolerance" for avoidable workplace injuries. Each of the Company's risk managers has the authority to cancel any customer at any time based upon their assessment of the customer's safe-work practices and/or philosophies.

Management Information Systems

The Company performs all functions associated with payroll administration through its internal management information system. Each branch office performs payroll data entry functions and maintains an independent database of employees and customers, as well as payroll and invoicing records. All processing functions are centralized at Barrett's corporate headquarters in Portland, Oregon.

Employees and Employee Benefits

At December 31, 2004, the Company had approximately 22,830 employees, including approximately 7,100 staffing services employees, approximately 15,500 PEO employees and approximately 230 managerial, sales and administrative employees. The number of employees at any given time may vary significantly due to business conditions at customer or client companies. During 2004, approximately 3% of the Company's employees were covered by a collective bargaining agreement. Each of Barrett's managerial, sales and administrative employees has entered into a standard form of employment agreement which, among other provisions, contains covenants not to engage in certain activities in competition with the Company for 18 months following termination of employment and to maintain the confidentiality of certain proprietary information. Barrett believes its employee relations are good.

Benefits offered to Barrett's staffing services employees include group health insurance, a Section 125 cafeteria plan which permits employees to use pretax earnings to fund various services, including health insurance premiums and childcare expenses, and a savings plan (the "401(k) plan") under Section 401(k) of the Internal Revenue Code (the "Code") pursuant to which employees may begin making contributions upon reaching 21 years of age and completing 1,000 hours of service in any consecutive 12-month period. The Company may also make contributions to the savings plan, which vest over seven years and are subject to certain legal limits, at the sole discretion of the Company's Board of Directors. Employees subject to a co-employer arrangement may participate in the Company's benefit plans at the election of the co-employer. See "Regulatory and Legislative Issues—Employee Benefit Plans."

Regulatory and Legislative Issues

Business Operations. The Company is subject to the laws and regulations of the jurisdictions within which it operates, including those governing self-insured employers under the workers' compensation systems in Washington, Oregon, California, Maryland and Delaware. An Oregon PEO company, such as Barrett, is required to be licensed as a worker-leasing company by the Workers' Compensation Division of the Oregon Department of Consumer and Business Services. Temporary staffing companies are expressly exempt from the Oregon licensing requirement. Oregon PEO companies are also required to ensure that each PEO client provides adequate training and supervision for its employees to comply with statutory requirements for workplace safety and to give 30 days written notice in the event of a termination of its obligation to provide workers' compensation coverage for PEO employees and other subject employees of a PEO client. Although compliance with these requirements imposes some additional financial risk on Barrett, particularly with respect to those clients who breach their payment obligation to the Company, such compliance has not had a significant adverse impact on Barrett's business to date.

Employee Benefit Plans. The Company's operations are affected by numerous federal and state laws relating to labor, tax and employment matters. By entering into a co-employer relationship with employees who are assigned to work at client locations (sometimes referred to as "work-site employees"), the Company assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of "employer" under these laws is not uniform.

As an employer, the Company is subject to all federal statutes and regulations governing its employer-employee relationships. Subject to the issues discussed below, the Company believes that its operations are in compliance in all material respects with applicable federal statutes and regulations.

The Company offers various qualified employee benefit plans to its employees, including its work-site employees. These employee benefit plans include the 401(k) plan, a cafeteria plan under Section 125 of the Code, a group health plan, a group life insurance plan and a group disability insurance plan. Generally, qualified employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act of 1974 ("ERISA"). In order to qualify for favorable tax treatment under the Code, qualified plans must be established and maintained by an employer for the exclusive benefit of its employees. See Part II, Item 7 of this report for a discussion of issues regarding qualification of the Company's employee benefit plans arising out of participation by the Company's PEO employees.

Competition

The staffing services and PEO businesses are characterized by intense competition. The staffing services market includes competitors of all sizes, including several, such as Manpower, Inc., Kelly Services, Inc. and RemedyTemp, Inc., that are national in scope and have substantially greater financial, marketing and other resources than the Company. In addition to national companies, Barrett competes with numerous regional and local firms for both customers and employees. There are relatively few barriers to entry into the staffing services business. The principal competitive factors in the staffing services industry are price, the ability to provide qualified workers in a timely manner and the monitoring of job performance. The Company attributes its internal growth in staffing services revenues to the cost-efficiency of its operations which permits the Company to price its services competitively, and to its ability through its branch office network to understand and satisfy the needs of its customers with competent personnel.

Although there are believed to be at least several hundred companies currently offering PEO services in the U.S., many of these potential competitors are located in states in which the Company presently does not operate. During 2004, approximately 88% and 11% of the Company's PEO service fee revenues were earned in California and Oregon, respectively.

The Company may face additional PEO competition in the future from new entrants to the field, including other staffing services companies, payroll processing companies and insurance companies. Certain PEO companies which periodically compete with Barrett in the same markets have greater financial and marketing resources than the Company, such as Administaff, Inc., Gevity HR, Inc. and Paychex, Inc., among others. Competition in the PEO industry is based largely on price, although service and quality can also provide competitive advantages. Barrett believes that its past growth in PEO service fee revenues is attributable to its ability to provide small and mid-sized companies with the opportunity to reduce its workers' compensation costs and to provide enhanced benefits to their employees while reducing their overall personnel administration costs. The Company's competitive advantage may be adversely affected by a substantial increase in the costs of maintaining its self-insured workers' compensation program, or changes in the regulatory environment, particularly in California. A general market decrease in the level of workers' compensation insurance premiums may also decrease demand for PEO services.

Item 2. PROPERTIES

The Company provides staffing and PEO services through all 30 of its branch offices. The following table shows the number of branch offices located in each state in which the Company operates. The Company's California and Oregon offices accounted for 51% and 21%, respectively, of its total revenues in 2004. The Company also leases office space in other locations in its market areas which it uses to recruit and place employees.

State	Number of Branch Offices
Arizona	1
California	12
Idaho	1
Oregon	8
Washington	4
Maryland	2
Delaware	1
North Carolina	1

Barrett leases office space for its corporate and branch offices. At December 31, 2004, such leases had expiration dates ranging from less than one year to nine years, with total minimum payments through 2012 of approximately $5,106,000.

Item 3. LEGAL PROCEEDINGS

There were no material legal proceedings pending against the Company at December 31, 2004, or during the period beginning with that date through March 29, 2005.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's stockholders during the fourth quarter of 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table identifies, as of February 28, 2005, each executive officer of the Company. Executive officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Principal Positions and Business Experience	Officer Since
William W. Sherertz	59	President; Chief Executive Officer; Director	1980
Michael D. Mulholland	53	Vice President-Finance and Secretary; Chief Financial Officer	1994
Gregory R. Vaughn	49	Vice President	1998
James D. Miller	41	Controller and Assistant Secretary; Principal Accounting Officer	1994

William W. Sherertz has acted as Chief Executive Officer of the Company since 1980. He has also been a director of the Company since 1980, and was appointed President of the Company in March 1993. Mr. Sherertz also serves as Chairman of the Board of Directors.

Michael D. Mulholland joined the Company in August 1994 as Vice President-Finance and Secretary. From 1988 to 1994, Mr. Mulholland was employed by Sprouse-Reitz Stores Inc. ("Sprouse"), a former Nasdaq-listed retail company, serving as its Executive Vice President, Chief Financial Officer and Secretary. Prior to Sprouse, Mr. Mulholland held senior management positions with Lamb-Weston, Inc., a food processing company, from 1985 to 1988, and Keil, Inc., a regional retail company, from 1978 to 1985. Mr. Mulholland, a certified public accountant on inactive status, was also employed by Touche Ross & Co., now known as Deloitte & Touche LLP.

Gregory R. Vaughn joined the Company in July 1997 as Operations Manager. Mr. Vaughn was appointed Vice President in January 1998. Prior to joining Barrett, Mr. Vaughn was Chief Executive Officer of Insource America, Inc., a privately-held human resource management company headquartered in Portland, Oregon, since 1996. Mr. Vaughn has also held senior management positions with Sundial Time Systems, Inc. from 1995 to 1996 and Continental Information Systems, Inc. from 1990 to 1994. Previously, Mr. Vaughn was employed as a technology consultant by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP.

James D. Miller joined the Company in January 1994 as Controller. From 1991 to 1994, he was the Corporate Accounting Manager for Christensen Motor Yacht Corporation. Mr. Miller, a certified public accountant on inactive status, was employed by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP, from 1987 to 1991.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock (the "Common Stock") trades on The Nasdaq Stock Market's National Market™ tier under the symbol "BBSI." At February 28, 2005, there were 57 stockholders of record and approximately 780 beneficial owners of the Common Stock. The Company has not declared or paid any cash dividends since the closing of its initial public offering of Common Stock on June 18, 1993, and has no present plan to pay any cash dividends in the foreseeable future. The following table presents the high and low sales prices of the Common Stock for each quarterly period during the last two fiscal years, as reported by The Nasdaq Stock Market:

	High	Low
2003		
First Quarter	$ 3.75	$ 2.31
Second Quarter	3.65	2.64
Third Quarter	7.41	3.00
Fourth Quarter	15.13	7.00
2004		
First Quarter	$ 17.76	$ 11.49
Second Quarter	15.21	12.26
Third Quarter	17.69	12.99
Fourth Quarter	16.50	13.25

The Company did not purchase any shares of its Common Stock during the fourth quarter of 2004. Please refer to the discussion under the heading "Liquidity and Capital Resources" under Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations of this report, for a discussion of the Company's stock repurchase program.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's financial statements and the accompanying notes listed in Item 15 of this Report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statement of operations:					
Revenues:					
Staffing services	$ 123,514	$ 93,544	$ 96,750	$ 123,110	$ 188,500
Professional employer service fees	71,447	29,177	12,558	16,281	22,128
Total	194,961	122,721	109,308	139,391	210,628
Cost of revenues:					
Direct payroll costs	91,190	69,099	71,515	90,750	139,177
Payroll taxes and benefits	45,544	22,916	14,062	17,635	27,007
Workers' compensation	21,557	9,709	8,766	12,971	12,639
Total	158,291	101,724	94,343	121,356	178,823
Gross margin	36,670	20,997	14,965	18,035	31,805
Selling, general and administrative expenses	23,844	16,810	16,008	18,737	24,583
Depreciation and amortization	1,008	1,058	1,162	3,277	3,192
Income (loss) from operations	11,818	3,129	(2,205)	(3,979)	4,030
Other (expense) income:					
Interest expense	(101)	(268)	(278)	(359)	(830)
Interest income	343	82	217	297	341
Other, net	190	32	21	45	6
Total	432	(154)	(40)	(17)	(483)
Income (loss) before income taxes	12,250	2,975	(2,245)	(3,996)	3,547
Provision for (benefit from) income taxes	4,879	890	(892)	(1,574)	1,446
Net income (loss)	$ 7,371	$ 2,085	$ (1,353)	$ (2,422)	$ 2,101
Basic earnings (loss) per share	$ 1.29	$ .36	$ (.23)	$ (.39)	$ .29
Weighted average number of basic shares outstanding	5,725	5,690	5,804	6,193	7,237
Diluted earnings (loss) per share	$ 1.19	$ .35	$ (.23)	$ (.39)	$ .29
Weighted average number of diluted shares outstanding	6,193	5,876	5,804	6,193	7,277
Selected balance sheet data:					
Cash	$ 12,153	$ 7,785	$ 96	$ 1,142	$ 516
Working capital	17,151	8,470	2,235	2,658	3,731
Total assets	79,985	58,834	50,825	52,787	61,062
Long-term debt, net of current portion	1,441	400	488	922	2,283
Stockholders' equity	38,753	30,634	28,785	30,534	34,917

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company's revenues consist of staffing services and professional employer organization ("PEO") service fees. Staffing services revenues are derived from services performed for short-term staffing, contract staffing and on-site management. PEO service fees refer exclusively to co-employer contractual agreements with PEO clients. The Company's revenues from staffing services represent all amounts invoiced to customers for direct payroll, employer payroll related taxes, workers' compensation coverage and a service fee (equivalent to a mark-up percentage). PEO service fee revenues are recognized in accordance with EITF 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent." As such, the Company's PEO service fee revenues include amounts invoiced to PEO customers for employer payroll related taxes, workers' compensation coverage and a gross profit. Thus, amounts invoiced to PEO customers for salaries, wages, health insurance and employee out-of-pocket expenses incurred incidental to employment are excluded from PEO service fee revenues and cost of revenues.

The Company's Oregon and California offices accounted for approximately 72% of its total net revenues in 2004. Consequently, weakness in economic conditions in these regions could have a material adverse effect on the Company's financial results.

Safety incentives represent cash incentives paid to certain PEO client companies for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives. Safety incentive payments are made only after closure of all workers' compensation claims incurred during the customer's contract period. The safety incentive expense is netted against PEO revenues on the Company's Statements of Operations.

The Company's cost of revenues is comprised of direct payroll costs for staffing services, employer payroll related taxes and employee benefits and workers' compensation. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and employee benefits consist of the employer's portion of Social Security and Medicare taxes, federal unemployment taxes, state unemployment taxes and staffing services employee reimbursements for materials, supplies and other expenses, which are paid by the customer. Workers' compensation expense consists primarily of the costs associated with the Company's self-insured workers' compensation program, such as claims reserves, claims administration fees, legal fees, state and federal administrative agency fees and reinsurance costs for catastrophic injuries. The Company also maintains separate workers' compensation insurance policies for employees working in states where the Company is not self-insured.

The largest portion of workers' compensation expense is the cost of workplace injury claims. When an injury occurs and is reported to the Company, the Company's respective independent third-party claims administrator ("TPA") analyzes the details of the injury and develops a case reserve, which is the TPA's estimate of the cost of the claim based on similar injuries and its professional judgment. The Company then records, or accrues, an expense and a corresponding liability based upon the TPA's estimates for claims reserves. As cash payments are made by the Company's TPA against specific case reserves, the accrued liability is reduced by the corresponding payment amount. The TPA also reviews existing injury claims on an on-going basis and adjusts the case reserves as new or additional information for each claim becomes available. The Company has established additional reserves to provide for future unanticipated increases in expenses ("adverse loss development") of the claims reserves for open injury claims and for claims incurred but not reported related to prior and current periods. Management believes that the Company's operational policies and internal claims reporting system help to limit the occurrence of unreported incurred claims.

Selling, general and administrative ("SG&A") expenses represent both branch office and corporate-level operating expenses. Branch operating expenses consist primarily of branch office staff payroll and personnel related costs, advertising, rent, office supplies, depreciation and branch incentive compensation. Corporate-level operating expenses consist primarily of executive and office staff payroll and personnel related costs, professional and legal fees, travel, depreciation, occupancy costs, information systems costs and executive and corporate staff incentive bonuses.

Amortization of intangible assets consists of the amortization of software costs, and covenants not to compete, which are amortized using the straight-line method over their estimated useful lives, which range from two to 10 years.

Critical Accounting Policies

The Company has identified the following policies as critical to the Company's business and the understanding of its results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to the Financial Statements included in Item 15 of this Annual Report on Form 10-K. Note that the preparation of this Annual Report on Form 10-K requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Self-insured workers' compensation reserves. The Company is self-insured for workers' compensation coverage in a majority of its employee work sites. Accruals for workers' compensation expense are made based upon the Company's claims experience and an annual independent actuarial analysis, utilizing Company experience, as well as claim cost development trends and current workers' compensation industry loss information. As such, a majority of the Company's recorded expense for workers' compensation is management's best estimate. Management believes that the amount accrued is adequate to cover all known and unreported claims at December 31, 2004. However, if the actual costs of such claims and related expenses exceed the amount estimated, additional reserves may be required, which could have a material negative effect on operating results.

Allowance for doubtful accounts. The Company must make estimates of the collectibility of accounts receivables. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in the customers' payment tendencies when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible assets and goodwill. The Company assesses the recoverability of intangible assets and goodwill annually and whenever events or changes in circumstances indicate that the carrying value might be impaired. Factors that are considered include significant underperformance relative to expected historical or projected future operating results, significant negative industry trends and significant change in the manner of use of the acquired assets. Management's current assessment of the carrying value of intangible assets and goodwill indicates there is no impairment. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements and their potential effect on the Company's results of operations and financial condition, refer to Note 1 in the Notes to the Financial Statements beginning at page F-11 of this Annual Report on Form 10-K.

Forward-Looking Information

Statements in this Item or in Item 1 of this report which are not historical in nature, including discussion of economic conditions in the Company's market areas and effect on revenue growth, the potential for and effect of past and future acquisitions, the effect of changes in the Company's mix of services on gross margin, the adequacy of the Company's workers' compensation reserves and allowance for doubtful accounts, the effectiveness of the Company's management information systems, and the availability of financing and working capital to meet the Company's funding requirements, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include difficulties associated with integrating acquired businesses and clients into the Company's operations, economic trends in the Company's service areas, material deviations from expected future workers' compensation claims experience, collectibility of accounts receivable, the carrying values of deferred income tax assets and goodwill, which may be affected by the Company's future operating results, the availability of capital or letters of credit necessary to meet state-mandated surety deposit requirements for maintaining the Company's status as a qualified self-insured employer for workers' compensation coverage, and the availability of and costs associated with potential sources of financing. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Results of Operations

The following table sets forth the percentages of total revenues represented by selected items in the Company's Statements of Operations for the years ended December 31, 2004, 2003 and 2002, included in Item 15 of this report. References to the Notes to Financial Statements appearing below are to the notes to the Company's financial statements included in Item 15 of this Report.

	Percentage of Total Net Revenues		
	Years Ended December 31,		
	2004	2003	2002
Revenues:			
Staffing services	63.4 %	76.2 %	88.5 %
Professional employer service fees	36.6	23.8	11.5
Total	100.0	100.0	100.0
Cost of revenues:			
Direct payroll costs	46.8	56.3	65.4
Payroll taxes and benefits	23.4	18.7	12.9
Workers' compensation	11.0	7.9	8.0
Total	81.2	82.9	86.3
Gross margin	18.8	17.1	13.7
Selling, general and administrative expenses	12.2	13.7	14.6
Depreciation and amortization	0.5	0.9	1.1
Income (loss) from operations	6.1	2.5	(2.0)
Other (expense) income	0.2	(0.1)	-
Pretax income (loss)	6.3	2.4	(2.0)
Provision for (benefit from) income taxes	2.5	0.7	(0.8)
Net income (loss)	3.8 %	1.7 %	(1.2) %

The Company changed its reporting of PEO revenues from a gross basis to a net basis in 2002 because it was determined in accordance with the requirements of EITF 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent", that the Company was not the primary obligor for the services provided by employees pursuant to its PEO contracts. The gross revenues and cost of revenues information below, although not in accordance with generally accepted accounting principles ("GAAP"), is presented for comparison purposes and because management believes such information is more informative as to the level of the Company's business activity and useful in managing its operations.

(in thousands)	Year Ended December 31,	
	2004	2003
Revenues:		
Staffing services	$ 123,514	$ 93,544
Professional employer services	419,010	173,134
Total revenues	542,524	266,678
Cost of revenues:		
Direct payroll costs	434,034	211,102
Payroll taxes and benefits	45,544	22,916
Workers' compensation	26,276	11,663
Total cost of revenues	505,854	245,681
Gross margin	$ 36,670	$ 20,997

A reconciliation of non-GAAP gross revenues to net revenues is as follows for the years ended December 31, 2004 and 2003 (in thousands):

	Gross Revenue Reporting Method		Reclassification		Net Revenue Reporting Method	
	2004	2003	2004	2003	2004	2003
Revenues:						
Staffing services	$ 123,514	$ 93,544	$ -	$ -	$ 123,514	$ 93,544
Professional employer services	419,010	173,134	(347,563)	(143,957)	71,447	29,177
Total revenues	$ 542,524	$ 266,678	$ (347,563)	$ (143,957)	$ 194,961	$ 122,721
Cost of revenues:	$ 505,854	$ 245,681	$ (347,563)	$ (143,957)	$ 158,291	$ 101,724

Years Ended December 31, 2004 and 2003

Net income for the year ended December 31, 2004 was $7,371,000, an improvement of $5,286,000 over the net income of $2,085,000 for 2003. The improvement in the net income was primarily attributable to higher gross margin dollars as a result of significant growth in professional employer ("PEO") services business, offset in part by an increase in selling, general and administrative ("SG&A") expenses to support the increase in business activity. Basic income per share for 2004 was $1.29 and diluted income per share for 2004 was $1.19 as compared to basic and diluted income per share of $.36 and $.35, respectively, for 2003. The Company's improved operating results continue to reflect, in part, the competitive advantage of offering a broad array of human resource management services through its PEO arrangements. This competitive advantage has enabled the Company to significantly increase its business opportunities in California. The Company expects this favorable trend to continue into the foreseeable future, particularly in California.

Revenues for 2004 totaled $194,961,000, an increase of approximately $72,240,000 or 58.9% over 2003 revenues of $122,721,000. The increase in total revenues was due primarily to the significant growth in the Company's PEO service fee revenue in California, combined with an increase in staffing service revenue.

PEO service fee revenue increased $42,270,000 or 144.9%, while staffing services revenue increased $29,970,000 or 32.0%, which resulted in an increase in the share of PEO service fee revenue to 36.6% of total revenues for 2004, as compared to 23.8% for 2003. The increase in PEO service fee revenue for 2004 was primarily due to increased demand for the Company's broad array of competitively priced human resource management services that satisfy customers' needs. The increase in staffing services revenue for 2004 was primarily due to the Company's acquisition of Skills Resource Training Center ("SRTC"), a staffing services company with nine offices in Central Washington, Eastern Oregon and Southern Idaho, effective January 1, 2004. Operations of SRTC accounted for approximately $25,560,000 or 85.3% of the increase. Management expects demand for the Company's staffing services will continue to reflect overall economic conditions in its market areas. The share of staffing services revenues decreased to 63.4% of total revenues for 2004, as compared to 76.2% for 2003.

Gross margin for 2004 totaled $36,670,000, which represented an increase of $15,673,000 or 74.6% over 2003. The gross margin percent increased from 17.1% of revenues for 2003 to 18.8% for 2004. The increase in the gross margin percentage was due to lower direct payroll costs, offset in part by higher payroll taxes and benefit costs and higher workers' compensation costs, as a percentage of net revenues. The decrease in direct payroll costs as a percentage of net revenues from 56.3% for 2003 to 46.8% for 2004 primarily reflects the shift in relative mix of services to the

Company's customer base from staffing to PEO services and to the effect of each customer's unique mark-up percent. The increase in payroll taxes and benefits as a percentage of net revenues from 18.7% for 2003 to 23.4% for 2004 was primarily attributable to higher statutory state unemployment tax rates in various states in which the Company operates, as well as to the effect of significant growth in PEO services. Workers' compensation expense for 2004 totaled $21,557,000, which compares to $9,709,000 for 2003. The increase in workers' compensation expense was generally due to increased business activity, particularly in California where injury claims are more costly as compared to other states in which the Company operates, as well as to an increased provision for the future estimated costs of existing claims. The Company expects gross margin, as a percentage of net revenues, to continue to be influenced by fluctuations in the mix between staffing and PEO services, including the mix within the staffing segment, as well as the adequacy of its estimates for workers' compensation liabilities, which may be negatively affected by unanticipated adverse loss development of claims reserves.

In connection with the Company's self-insured workers' compensation program, the Company has maintained an excess workers' compensation policy which limits the financial effect of costly workers' compensation claims. For the calendar year 2002, such policies included a self-insured retention or deductible of $750,000 per occurrence. Effective January 1, 2004, the self-insured retention or deductible increased to $1,000,000 per occurrence and remained as such for the January 1, 2005 renewal with the premium cost per $100 of payroll also remaining unchanged. Management believes that the Company obtained the most favorable terms and conditions available given current market conditions.

SG&A expenses consist of compensation and other expenses incident to the operation of the Company's headquarters and the branch offices and the marketing of its services. SG&A expenses for 2004 amounted to $23,844,000, an increase of $7,034,000 or 41.8% over 2003. SG&A expenses, expressed as a percentage of net revenues, declined from 13.7% for 2003 to 12.2% for 2004. The increase in total SG&A dollars was primarily due to increases in branch management personnel and related expenses as a result of the growth in the Company's PEO business and, to a lesser extent, the incremental SG&A expenses associated with the SRTC acquisition.

Depreciation and amortization totaled $1,008,000 for 2004, which compares to $1,058,000 for 2003. The depreciation and amortization expense level remained comparable to 2003 amounts due to the Company's current low level of capital expenditures.

The Company's effective income tax rate for 2004 was 39.8%, as compared to 29.9% for 2003. The higher 2004 effective rate was primarily attributable to a higher federal tax rate as a result of higher taxable income, a higher weighted-average state tax rate due to increased taxable income in the state of California and a lower relative effect of tax credits due to higher taxable income.

At December 31, 2004, the Company had net deferred income tax assets of $4,682,000 primarily reflecting temporary differences between taxable income for financial accounting and tax purposes, which will reduce taxable income in future years. Pursuant to generally accepted accounting principles, the Company is required to assess the realization of the deferred income tax assets as significant changes in circumstances may require adjustments during future periods. Although realization is not assured, management has concluded that it is more likely than not that the remaining net deferred income tax assets will be realized, principally based upon projected taxable income for the next two years. The amount of the net deferred income tax assets actually realized could vary, if there are differences in the timing or amount of future reversals of existing deferred income tax assets or changes in the actual amounts of future taxable income as compared to operating forecasts. If the Company's operating forecast is determined to no longer be reliable due to uncertain market conditions, the Company's long-term forecast may require reassessment. As a result, in the future, a valuation allowance may be required to be established for all or a portion of the net deferred income tax assets. Such a valuation allowance could have a significant effect on the Company's future results of operations and financial position.

The Company offers various qualified employee benefit plans to its employees, including its PEO employees. These qualified employee benefit plans include a savings plan (the "401(k) plan") under Section 401(k) of the Internal Revenue Code (the "Code"), a cafeteria plan under Section 125 of the Code, a group health plan, a group life insurance plan and group disability insurance plan. Generally, qualified employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act of 1974 ("ERISA"). In order to qualify for favorable tax treatment under the Code, qualified plans must be established and maintained by an employer for the exclusive benefit of its employees.

After several years of study, on April 24, 2002, the Internal Revenue Service ("IRS") issued Revenue Procedure 2002-21 ("Rev Proc") to provide relief with respect to certain defined contribution retirement plans maintained by a PEO that benefit worksite employees. The Rev Proc outlines the steps necessary for a PEO to avoid plan disqualification for violating the exclusive benefit rule. Essentially, a PEO must either (1) terminate the plan; (2) convert its plan to a "multiple employer plan" by December 31, 2003; or (3) transfer the plan assets and liabilities to a customer plan. Effective December 1, 2002, the Company converted its 401(k) plan to a "multiple employer plan".

Years Ended December 31, 2003 and 2002

Net income for the year ended December 31, 2003 was $2,085,000, an improvement of $3,438,000 over the net loss of $1,353,000 for 2002. The improvement in the net income was primarily attributable to higher gross margin dollars, primarily due to a 12.3% increase in revenues, offset in part by an increase in SG&A expenses to support the increase in business activity. Basic income per share for 2003 was $.36 and diluted income per share for 2003 was $.35 as compared to basic and diluted loss per share of $.23 for 2002.

Revenues for 2003 totaled $122,721,000, an increase of approximately $13,413,000 or 12.3% over 2002 revenues of $109,308,000. The increase in total revenues was due primarily to the significant growth in the Company's PEO service fee revenue in California, partially offset by a small decline in staffing service revenue.

PEO service fee revenue increased $16,619,000 or 132.3%, while staffing services revenue decreased $3,206,000 or 3.3%, which resulted in an increase in the share of PEO service fee revenue to 23.8% of total revenues for 2003, as compared to 11.5% for 2002. The increase in PEO service fee revenue for 2003 was primarily due to strong growth in California attributable to business opportunities available to the Company as a qualified self-insured employer for workers' compensation coverage resulting from the adverse market conditions for workers' compensation insurance in the state. The decrease in staffing services revenue for 2003 was primarily attributable to weak demand for the Company's services in the majority of areas in which the Company does business owing to general weak economic conditions. The share of staffing services revenues had a corresponding decrease from 88.5% of total revenues for 2002 to 76.2% for 2003.

Gross margin for 2003 totaled $20,997,000, which represented an increase of $6,032,000 or 40.3% over 2002. The gross margin percent increased from 13.7% of revenues for 2002 to 17.1% for 2003. The increase in the gross margin percentage was due to lower direct payroll costs and workers' compensation costs, offset in part by higher payroll taxes and benefit costs, as a percentage of net revenues. The decrease in direct payroll costs as a percentage of net revenues from 65.4% for 2002 to 56.3% for 2003 primarily reflects the shift in relative mix of services to the Company's customer base and to the effect of each customer's mark-up percent. The decrease in workers' compensation costs, as a percentage of net revenues, from 8.0% of revenues for 2002 to 7.9% for 2003, was principally due to a lessening of the increase in the adverse development of estimated future costs of workers' compensation claims primarily concentrated in the Company's California operations. The increase in payroll taxes and benefits as a percentage of net revenues from 12.9% for 2002 to 18.7% for 2003 was primarily attributable to higher state unemployment tax rates in various states in which the Company operates, as well as to the effect of significant growth in PEO services.

SG&A expenses for 2003 amounted to $16,810,000, an increase of $802,000 or 5.0% over 2002. SG&A expenses, expressed as a percentage of net revenues, declined from 14.6% for 2002 to 13.7% for 2003. The increase in total SG&A dollars was primarily due to increases in branch management personnel and related expenses as a result of the growth in the Company's PEO business.

Depreciation and amortization totaled $1,058,000 for 2003, which compares to $1,162,000 for 2002. The depreciation and amortization expense level remained comparable to 2002 amounts due to the Company's current low level of capital expenditures.

Fluctuations in Quarterly Operating Results

The Company has historically experienced significant fluctuations in its quarterly operating results and expects such fluctuations to continue in the future. The Company's operating results may fluctuate due to a number of factors such as seasonality, wage limits on payroll taxes, claims experience for workers' compensation, demand and competition for the Company's services and the effect of acquisitions. The Company's revenue levels fluctuate from quarter to quarter primarily due to the impact of seasonality on its staffing services business and on certain of its PEO clients in the agriculture and forest products-related industries. As a result, the Company may have greater revenues and net income in the third and fourth quarters of its fiscal year. Payroll taxes and benefits fluctuate with the level of direct payroll costs, but tend to represent a smaller percentage of revenues and direct payroll later in the Company's fiscal year as federal and state statutory wage limits for unemployment and social security taxes are exceeded by some employees. Workers' compensation expense varies with both the frequency and severity of workplace injury claims reported during a quarter and the estimated future costs of such claims. In addition, adverse loss development of prior period claims during a subsequent quarter may also contribute to the volatility in the Company's estimated workers' compensation expense.

Liquidity and Capital Resources

The Company's cash position at December 31, 2004 of $12,153,000 increased $4,368,000 over December 31, 2003. The increase in cash at December 31, 2004 was primarily generated from net income and increases in accrued payroll, payroll taxes and related benefits and increases in workers' compensation claim liabilities and safety incentives liabilities, offset in part by excess cash used to purchase marketable securities for investment purposes, cash used for the acquisition of SRTC and an increase in trade accounts receivable.

Net cash provided by operating activities for 2004 amounted to $12,684,000, as compared to net cash provided by operating activities of $7,176,000 for 2003. For 2004, net cash provided by operating activities was primarily attributable to net income of $7,371,000 together with increases in accrued payroll and related benefits of $3,546,000 and increases in workers' compensation claims liabilities and safety incentives liabilities totaling $7,669,000, offset in part by an increase of $5,373,000 in trade accounts receivable. For 2003, net cash provided by operating activities was primarily attributable to net income of $2,085,000, a $1,923,000 decrease in income taxes receivable as a result of the receipt of the 2002 federal income tax refund and an increase in accrued payroll and related benefits of $8,984,000, offset in part by a net decrease of workers' compensation claims of $1,478,000, coupled with an increase of $7,124,000 in trade accounts receivable.

Net cash used in investing activities totaled $9,970,000 for 2004, as compared to net cash provided by investing activities of $4,695,000 for 2003. For 2004, the principal uses of cash for investing activities were purchases of marketable securities for investment purposes of $4,957,000, the acquisition of SRTC and related costs totaling $3,044,000, purchases of equipment of $1,914,000 and $2,397,000 of net purchases of restricted marketable securities, offset in part by net proceeds totaling $2,342,000 from maturities of restricted marketable securities. The transactions related to restricted marketable securities were scheduled maturities and the related replacement of such securities held for workers' compensation surety deposit purposes. For 2003, the principal source of cash provided by investing activities was from $2,338,000 of proceeds from the sale and leaseback of two office buildings and from net proceeds totaling $9,914,000 from maturities and sales of marketable securities, offset in part by $7,226,000 of net purchases of marketable securities. The Company presently has no material long-term commitments for capital expenditures, nor does it anticipate any in the foreseeable future.

Net cash provided by financing activities for 2004 amounted to $1,654,000, which compares to net cash used in financing activities of $4,182,000 in 2003. For 2004, the principal source of cash for financing activities was $1,475,000 of debt incurred in connection with the Company's purchase of an aircraft for use in management's travel to California to oversee its business. For 2003, the principal use of cash for financing activities was for $3,513,000 of net payments made on the Company's revolving credit line, common stock repurchases totaling $446,000 pursuant to its repurchase program and scheduled payments on long-term debt of $433,000.

The Company entered into a new Credit Agreement (the "Credit Agreement") with its principal bank on March 23, 2004, to be effective March 31, 2004. The Credit Agreement provides for a revolving credit facility of up to $6.0 million, which includes a subfeature under the line of credit for standby letters of credit for not more than $4.0 million. The interest rate on advances, if any, will be, at the Company's discretion, either (i) equal to the prime rate or (ii) LIBOR plus 1.50%. The Credit Agreement expires July 1, 2005.

The revolving credit facility is collateralized by the Company's assets, including, without limitation, its accounts receivable, equipment, intellectual property and bank deposits, and may be prepaid at any time without penalty. Pursuant to the Credit Agreement, the Company is required to maintain compliance with the following financial covenants: (1) a Current Ratio not less than 1.10 to 1.0 with "Current Ratio" defined as total current assets divided by total current liabilities; (2) Tangible Net Worth not less than $8 million, determined at each fiscal quarter end, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets; (3) Total Liabilities divided by Tangible Net Worth not greater than 5.00 to 1.0, determined at each fiscal quarter end, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities, less subordinated debt and the deferred gain on the Company's sale and leaseback transaction, and with "Tangible Net Worth" as defined above; and (4) Net income after taxes not less than $1.00 on an annual basis, determined as of each fiscal year end, and pre-tax profit not less than $1.00 on a quarterly basis, determined as of each fiscal quarter end.

The Company had letters of credit outstanding at December 31, 2004 totaling approximately $2.5 million primarily in connection with various deposit requirements for its self-insured workers' compensation programs. As of December 31, 2004, the Company had approximately $3.5 million available under its $6.0 million credit facility and was in compliance with all loan covenants.

Management expects that current liquid assets, the funds anticipated to be generated from operations, and credit available under the Credit Agreement and other potential sources of financing, will be sufficient in the aggregate to fund the Company's working capital needs for the foreseeable future.

During 1999, the Company's Board of Directors authorized a stock repurchase program to repurchase common shares from time to time in open market purchases. Since inception, the Board of Directors has approved seven increases in the total number of shares or dollars authorized to be repurchased under the program. The stock repurchase program had $443,000 of remaining authorization for the repurchase of additional shares at December 31, 2004. During 2004, the Company made no repurchases of shares. Management anticipates that the capital necessary to complete this program would be provided by existing cash balances and other available resources.

Contractual Obligations

The Company's contractual obligations as of December 31, 2004, including long-term debt, commitments for future payments under non-cancelable lease arrangements and long-term workers' compensation liabilities, are summarized below:

(in thousands)	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$ 1,789	$ 348	$ 644	$ 296	$ 501
Operating leases	5,106	1,812	2,268	456	570
Long-term workers' compensation claims liabilities for catastrophic injuries	600	24	85	67	424
Long-term workers' compensation liabilities for insured claims	4,371	213	639	426	3,093
Total contractual cash obligations	$ 11,866	$ 2,397	$ 3,636	$ 1,245	$ 4,588

Inflation

Inflation generally has not been a significant factor in the Company's operations during the periods discussed above. The Company has taken into account the impact of escalating medical and other costs in establishing reserves for future expenses for self-insured workers' compensation claims.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates primarily relates to the Company's short-term and long-term debt obligations. As of December 31, 2004, the Company had interest-bearing debt obligations of approximately $1.8 million, of which approximately $1.4 million bears interest at a variable rate and approximately $0.4 million at a fixed rate of interest. The variable rate debt is comprised of a $1.475 million note payable, of which approximately $1.4 million remained outstanding as of December 31, 2004 with a 10-year term, which bears interest at the three-month LIBOR rate plus 240 basis points. Based on the Company's overall interest exposure at December 31, 2004, a 100 basis point increase in market interest rates would not have a material effect on the fair value of the Company's long-term debt or its results of operations. As of December 31, 2004, the Company had not entered into any interest rate instruments to reduce its exposure to interest rate risk.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and notes thereto required by this item begin on page F-1 of this report, as listed in Item 15.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Company's disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported on a timely basis. The Company's management has evaluated, with the participation and under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company required to be disclosed in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

No change in the Company's internal control over financial reporting occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

On March 4, 2005, following approval by members of the Compensation Committee of the Company's Board of Directors, cash bonuses were paid to the Company's executive officers for 2004 pursuant to the Company's annual cash incentive bonus award program as follows: William W. Sherertz, $59,236; Michael D. Mulholland, $48,410; and Gregory R. Vaughn, $40,444. Bonuses were calculated by multiplying the officer's actual salary paid during 2004 by the Company's return on equity for 2004 before factoring in the bonus payments.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item 10 concerning directors and executive officers of the Company appears under the heading "Executive Officers of the Registrant" on page 12 of this report or is incorporated into this report by reference to the Company's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders to be filed within 120 days of the Company's fiscal year end of December 31, 2004 (the "Proxy Statement"), in which additional required information is included under the headings "Election of Directors," "Stock Ownership by Principal Stockholders and Management—Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Ethics."

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act known as the Audit and Compliance Committee. The members of the Audit and Compliance Committee are Thomas J. Carley, chairman, and James B. Hicks, Ph.D., and Anthony Meeker, each of whom is independent as that term is used in Nasdaq listing standards applicable to the Company.

Audit Committee Financial Expert

The Company's Board of Directors has determined that Thomas J. Carley, an audit committee member, qualifies as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K under the Exchange Act and is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item 11 concerning executive and director compensation is incorporated into this report by reference to the Proxy Statement, in which required information is set forth under the headings "Executive Compensation" and "Meetings and Committees of the Board of Directors – Compensation Committee Interlocks and Insider Participation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 concerning the security ownership of certain beneficial owners and management is incorporated into this report by reference to the Proxy Statement, in which required information is set forth under the heading "Stock Ownership of Principal Stockholders and Management – Beneficial Ownership Table" and "Executive Compensation – Additional Equity Compensation Plan Information."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item 13 concerning certain relationships and related transactions is incorporated into this report by reference to the Proxy Statement, in which required information is set forth under the headings "Meetings and Committees of the Board of Directors – Compensation Committee Interlocks and Insider Participation" and "Transactions with Management."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 concerning fees paid to our accountants is incorporated into this report by reference to the Proxy Statement, in which required information is set forth under the heading "Matters Relating to Our Independent Registered Public Accounting Firm."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules

The Financial Statements, together with the report thereon of PricewaterhouseCoopers LLP, are included on the pages indicated below:

No schedules are required to be filed herewith.

Exhibits

Exhibits are listed in the Exhibit Index that follows the signature page of this report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Barrett Business Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barrett Business Services, Inc. and its subsidiary (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
March 9, 2005

Barrett Business Services, Inc.

Consolidated Balance Sheets
December 31, 2004 and 2003
(In Thousands, Except Par Value)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,153	$ 7,785
Marketable securities	4,630	-
Trade accounts receivable, net	23,840	18,481
Prepaid expenses and other	1,364	958
Deferred income taxes	4,100	2,196
Workers' compensation receivables for insured claims	213	393
Total current assets	46,300	29,813
Goodwill, net	22,516	18,749
Intangibles, net	25	13
Property and equipment, net	4,301	3,367
	1,702	1,647
Deferred income taxes	582	1,041
Other assets	401	436
Workers' compensation receivables for insured claims	4,158	3,768
	$ 79,985	$ 58,834
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 348	$ 88
Accounts payable	994	727
Accrued payroll, payroll taxes and related benefits	17,427	13,881
Workers' compensation claims liabilities	4,946	3,886
Workers' compensation claims liabilities for insured claims	213	393
Safety incentives liability	4,807	2,007
Other accrued liabilities	414	361
Total current liabilities	29,149	21,343
Long-term debt, net of current portion	1,441	400
Customer deposits	608	455
Long-term workers' compensation claims liabilities	4,840	1,031
Long-term workers' compensation claims liabilities for insured claims	4,158	3,768
Other long-term liabilities	-	45
Deferred gain on sale and leaseback	1,036	1,158
Commitments and contingencies (Notes 11 and 17)		
Stockholders' equity:		
Common stock, $.01 par value; 20,500 shares authorized, 5,741 and 5,701 shares issued and outstanding	63	62
Additional paid-in capital	3,897	2,903
Employee loan	-	(107)
Other comprehensive loss	(354)	-
Retained earnings	35,147	27,776
	38,753	30,634
	$ 79,985	$ 58,834

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.

Consolidated Statements of Operations
Years Ended December 31, 2004, 2003 and 2002
(In Thousands, Except Per Share Amounts)

	2004	2003	2002
Revenues:			
Staffing services	$ 123,514	$ 93,544	$ 96,750
Professional employer service fees	71,447	29,177	12,558
	194,961	122,721	109,308
Cost of revenues:			
Direct payroll costs	91,190	69,099	71,515
Payroll taxes and benefits	45,544	22,916	14,062
Workers' compensation	21,557	9,709	8,766
	158,291	101,724	94,343
Gross margin	36,670	20,997	14,965
Selling, general and administrative expenses	23,844	16,810	16,008
Depreciation and amortization	1,008	1,058	1,162
Income (loss) from operations	11,818	3,129	(2,205)
Other income (expense):			
Interest expense	(101)	(268)	(278)
Interest income	343	82	217
Other, net	190	32	21
	432	(154)	(40)
Income (loss) before income taxes	12,250	2,975	(2,245)
Provision for (benefit from) income taxes	4,879	890	(892)
Net income (loss)	$ 7,371	$ 2,085	$ (1,353)
Basic earnings (loss) per share	$ 1.29	$ .36	$ (.23)
Weighted average number of basic shares outstanding	5,725	5,690	5,804
Diluted earnings (loss) per share	$ 1.19	$ .35	$ (.23)
Weighted average number of diluted shares outstanding	6,193	5,876	5,804

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002
(In Thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Employee Loan	Other Comprehensive Loss	Retained Earnings	Total
Balance, December 31, 2001	5,847	$ 58	$ 3,461	$ (29)	$ -	$ 27,044	$ 30,534
Common stock issued on exercise of options	5	-	14	-	-	-	14
Repurchase of common stock	(101)	(1)	(385)	-	-	-	(386)
Payment to shareholder	-	-	(28)	-	-	-	(28)
Purchase of option rights	-	-	(31)	-	-	-	(31)
Reclassification of accrued stock option compensation to equity	-	-	113	-	-	-	113
Employee loan	-	-	-	(78)	-	-	(78)
Net loss	-	-	-	-	-	(1,353)	(1,353)
Balance, December 31, 2002	5,751	57	3,144	(107)	-	25,691	28,785
Common stock issued on exercise of options	63	6	67	-	-	-	73
Repurchase of common stock	(113)	(1)	(445)	-	-	-	(446)
Tax benefit of stock option exercises	-	-	137	-	-	-	137
Net income	-	-	-	-	-	2,085	2,085
Balance, December 31, 2003	5,701	62	2,903	(107)	-	27,776	30,634
Common stock issued for acquisition			778				778
Common stock issued on exercise of options	48	1	165	-	-	-	166
Repayment of employee loan	(8)	-	(136)	107	-	-	(29)
Tax benefit of stock option exercises	-	-	187	-	-	-	187
Unrealized holding losses on marketable securities, net of tax	-	-	-	-	(354)	-	(354)
Net income	-	-	-	-	-	7,371	7,371
Balance, December 31, 2004	5,741	$ 63	$ 3,897	$ -	$ (354)	$ 35,147	$ 38,753

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(In Thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 7,371	$ 2,085	$ (1,353)
Reconciliations of net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,008	1,058	1,162
Gains recognized on marketable securities	(158)	(49)	(24)
Purchase of marketable securities	(139)	-	-
Proceeds from sales of marketable securities	104	-	-
Gain recognized on sale and leaseback	(122)	(61)	-
Deferred income taxes	(1,279)	319	1,553
Changes in certain assets and liabilities, net of amounts purchased in acquisitions:			
Trade accounts receivable, net	(5,373)	(7,124)	2,403
Income taxes receivable	-	1,923	(1,923)
Prepaid expenses and other	(406)	82	(18)
Accounts payable	267	(107)	148
Accrued payroll, payroll taxes and related benefits	3,546	8,984	(155)
Other accrued liabilities	53	56	(84)
Workers' compensation claims liabilities	4,869	(1,478)	(2,475)
Safety incentives liability	2,800	1,601	26
Customer deposits and other assets, net	188	639	5
Other long-term liabilities	(45)	(752)	(171)
Net cash provided by (used in) operating activities	12,684	7,176	(906)
Cash flows from investing activities:			
Proceeds from sale and leaseback of buildings	-	2,338	-
Cash paid for acquisition, including other direct costs	(3,044)	-	-
Purchase of marketable securities	(4,957)	-	-
Purchase of equipment, net of amounts purchased in acquisitions	(1,914)	(331)	(175)
Proceeds from maturities of restricted marketable securities	2,342	7,642	3,472
Proceeds from sales of restricted marketable securities	-	2,272	807
Purchase of restricted marketable securities	(2,397)	(7,226)	(3,116)
Net cash (used in) provided by investing activities	(9,970)	4,695	988
Cash flows from financing activities:			
Proceeds from issuance of debt	1,475	-	-
Proceeds from credit-line borrowings	148	46,042	48,629
Payments on credit-line borrowings	(148)	(49,555)	(48,540)
Payments on long-term debt	(174)	(433)	(708)
Payment to shareholder	-	-	(28)
Purchase of option rights	-	-	(31)
Loan to employee	-	-	(78)
Repurchase of common stock	-	(446)	(386)
Proceeds from the exercise of stock options	166	73	14
Tax benefit of stock option exercises	187	137	-
Net cash provided by (used in) financing activities	1,654	(4,182)	(1,128)
Net increase (decrease) in cash and cash equivalents	4,368	7,689	(1,046)
Cash and cash equivalents, beginning of year	7,785	96	1,142
Cash and cash equivalents, end of year	$ 12,153	$ 7,785	$ 96
Supplemental schedule of noncash investing activities:			
Acquisition of other businesses:			
Cost of acquisition in excess of fair market value of net assets acquired	$ 3,807	$ -	$ -
Tangible assets acquired	15	-	-
Less stock issued in connection with acquisition	(778)	-	-
Net cash paid for acquisition	$ 3,044	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.
Notes to Financial Statements

1. Summary of Operations and Significant Accounting Policies

Nature of operations
Barrett Business Services, Inc. ("Barrett" or the "Company"), a Maryland corporation, is engaged in providing both staffing and professional employer services to a diversified group of customers through a network of branch offices throughout Washington, Oregon, California, Arizona, Maryland, Delaware and North Carolina. Approximately 72%, 78% and 74%, respectively, of the Company's revenues during 2004, 2003 and 2002 were attributable to its Oregon and California operations.

During May 2004, the Company formed a wholly-owned subsidiary which acquired an aircraft. The subsidiary incurred debt of $1,475,000 to finance the purchase of the aircraft. The consolidated financial statements include the accounts of the subsidiary, after elimination of intercompany accounts and transactions.

Revenue recognition
The Company recognizes revenue as services are rendered by its workforce. Staffing services are engaged by customers to meet short-term and long-term personnel needs. Professional employer services ("PEO") are normally used by organizations to satisfy ongoing human resource management needs and typically involve contracts with a minimum term of one year, renewable annually, which cover all employees at a particular work site.

The Company's cost of revenues for staffing services is comprised of direct payroll costs, employer payroll related taxes and employee benefits and workers' compensation. The Company's cost of revenues for PEO services includes employer payroll related taxes and workers' compensation. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and employee benefits consist of the employer's portion of Social Security and Medicare taxes, federal unemploy-ment taxes, state unemployment taxes and staffing services employee reimbursements for materials, supplies and other expenses, which are paid by the customer. Workers' compensation costs consists primarily of the costs associated with the Company's self-insured workers' compensation program, such as claims reserves, claims administration fees, legal fees, state and federal administrative agency fees and reinsurance costs for catastrophic injuries. The Company also maintains separate workers' compensation insurance policies for employees working in states where the Company is not self-insured. Safety incentives represent cash incentives paid to certain PEO client companies for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives.

Cash and cash equivalents
The Company considers non-restricted short-term investments, which are highly liquid, readily convertible into cash, and have original maturities of less than three months, to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Operations and Significant Accounting Policies (Continued)

Marketable securities

At December 31, 2004, marketable securities consisted of publicly-traded corporate stocks and bonds. The Company determines the appropriate classification pursuant to Statement of Financial Accounting Standard No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," of its marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classification as of each balance sheet date. At December 31, 2004, the Company's investments in marketable securities were classified as trading and available-for-sale, and as a result, were reported at fair value. Unrealized gains and losses for trading securities are reported in other income (expense) in the Company's consolidated statements of operations. Unrealized gains and losses for available-for-sale securities are reported as a component of other comprehensive income (loss) in stockholders' equity. Realized gains and losses on sales of marketable securities are included in other income (expense) on the Company's consolidated statements of operations.

Allowance for doubtful accounts

The Company had an allowance for doubtful accounts of $273,000 and $146,000 at December 31, 2004 and 2003, respectively. The Company must make estimates of the collectibility of accounts receivables. Management analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic conditions and changes in customers' payment trends when evaluating the adequacy of the allowance for doubtful accounts.

Deferred income taxes

The Company calculates income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred income tax assets and liabilities for the expected tax consequences of events that have been included in the financial statements and income tax returns. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Restricted marketable securities

At December 31, 2004 and 2003, restricted marketable securities consisted primarily of governmental debt instruments with maturities generally from 90 days to 20 years (see Note 7). At December 31, 2004 and 2003, the approximate fair value of restricted marketable securities equaled their approximate amortized cost. Restricted marketable securities have been categorized as held-to-maturity and, as a result, are stated at amortized cost. Realized gains and losses on sales of restricted marketable securities are included in other income (expense) on the Company's consolidated statements of operations. During the year ended December 31, 2003, the Company sold certain restricted marketable securities due to a decrease in the statutory surety requirements established by the State of Oregon Workers' Compensation Division.

Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. (SFAS) 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The Company's adoption date for SFAS 141 was July 1, 2001 and the adoption date for SFAS 142 was January 1, 2002. With respect to SFAS 142, the Company

1. Summary of Operations and Significant Accounting Policies (Continued)

Intangibles (Continued)

performed a goodwill impairment test as of the adoption date and at December 31, 2002, 2003 and 2004 and has determined there was no impairment to its recorded goodwill. The Company will perform a goodwill impairment test annually during the fourth quarter and whenever events or circumstances occur indicating that goodwill might be impaired. Effective January 1, 2002, amortization of all goodwill ceased. The Company's intangible assets are comprised of covenants not to compete arising from acquisitions and have contractual lives principally ranging from three to five years.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expense as incurred, and expenditures for additions and betterments are capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the statements of operations.

Depreciation of property and equipment is calculated using either straight-line or accelerated methods over estimated useful lives, which range from 3 years to 10 years.

Safety incentives liability

Safety incentives represent cash incentives paid to certain PEO client companies for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives. Safety incentive payments are made only after closure of all workers' compensation claims incurred during the customer's contract period. The liability is estimated and accrued each month based upon the then-current amount of the customer's estimated workers' compensation claims reserves as established by the Company's third party administrator.

Customer deposits

The Company requires deposits from certain professional employer services customers to cover a portion of its accounts receivable due from such customers in the event of default of payment.

Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Comprehensive income (loss) totaled $7,017,000, $2,085,000 and $(1,353,000) for the years ended December 31, 2004, 2003 and 2002, respectively. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss), but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Barrett's other comprehensive income (loss) is comprised of unrealized holding gains and losses on its publicly traded marketable securities, net of realized gains included in net income.

1. Summary of Operations and Significant Accounting Policies (Continued)

Statements of cash flows

Interest paid during 2004, 2003 and 2002 did not materially differ from interest expense. Income taxes paid by the Company in 2004 and 2003 totaled $6,541,000 and $567,000, respectively. The Company paid no income taxes in 2002.

Basic and diluted earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding for each year. Diluted earnings per share reflect the potential effects of the exercise of outstanding stock options. Basic and diluted shares outstanding are summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
Weighted average number of basic shares outstanding	5,724,607	5,690,261	5,804,231
Acquisition earnout shares	52,800	-	-
Stock option plan shares to be issued at prices ranging from $1.45 to $17.75 per share	592,449	586,674	-
Less: Assumed purchase at average market price during the period using proceeds received upon exercise of options and purchase of stock, and using tax benefits of compensation due to premature dispositions	(177,344)	(400,808)	-
Weighted average number of diluted shares outstanding	6,192,512	5,876,127	5,804,231

As a result of the net loss reported for the year ended December 31, 2002, 23,978 potential common shares have been excluded from the calculation of diluted loss per share because their effect would be anti-dilutive.

Stock option compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock incentive plan. Accordingly, no compensation expense has been recognized for its stock option grants issued at market price because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If compensation expense for the Company's stock-based compensation plan had been determined based on the fair market value at the grant date for awards under the Plan consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

1. Summary of Operations and Significant Accounting Policies (Continued)

Stock option compensation (Continued)

(in thousands, except per share amounts)	2004	2003	2002
Net income (loss), as reported	$ 7,371	$ 2,085	$ (1,353)
Add back compensation expense recognized under APB No. 25	-	-	-
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(207)	(176)	(168)
Net income (loss), pro forma	$ 7,164	$ 1,909	$ (1,521)
Basic earnings (loss) per share, as reported	$ 1.29	$ .36	$ (.23)
Basic earnings (loss) per share, pro forma	1.25	.34	(.26)
Diluted earnings (loss) per share, as reported	1.19	.35	(.23)
Diluted earnings (loss) per share, pro forma	1.16	.33	(.26)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 2004, 2003 and 2002 are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards generally are made each year.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2004 presentation. Such reclassifications had no impact on the Company's financial condition, operating results, cash flows, working capital or shareholder equity.

Revision in classification

The Company recently reviewed its accounting practices with respect to balance sheet classification of assets and liabilities relating to workers' compensation claims that are in excess of the deductible limits of insurance coverage purchased from insurance companies. As a result, the Company has determined that the liabilities for workers' compensation claims should be reported on a gross basis along with the corresponding receivables from insurers. This revision in classification had no effect on previously reported results of operations, cash flows or working capital.

Accounting estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from such estimates.

1. Summary of Operations and Significant Accounting Policies (Continued)

Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB published a revision of FIN 46 (FIN 46R), in part to clarify certain of the provisions and implementation issues of FIN 46. Fin 46 applies immediately to variable interest entities (VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date). It applies in the first fiscal year or interim period ending after December 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability if that financial instrument embodies an obligation to the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on the Company's results of operations or financial position.

On December 16, 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123, however, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be expensed in the income statement over the requisite service period based on their grant-date fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) allows for either prospective or retrospective adoption and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS 123. The Company is currently evaluating transition alternatives and valuation methodologies for future grants. As a result, proforma compensation expense, as described in Note 1, may not be indicative of future

1. Summary of Operations and Significant Accounting Policies (Continued)

Recent accounting pronouncements (Continued)

expense to be recognized under SFAS 123(R). The effect of adoption of SFAS 123(R) on the Company's financial position or results of operations has not yet been determined.

SFAS 123(R) must be adopted no later than July 1, 2005 and the Company expects to adopt SFAS 123(R) by such date.

2. Acquisition

Effective January 1, 2004, the Company acquired certain assets of Skills Resource Training Center ("SRTC"), a staffing services company with offices in Central Washington, Eastern Oregon and Southern Idaho. The acquisition provides the Company with the opportunity to geographically expand and diversify its business, particularly in the agricultural, food packing and processing industries. The Company paid $3,000,000 in cash for the assets of SRTC and the selling shareholders' noncompete agreements and agreed to issue up to 135,731 shares of its common stock ("Earnout Shares"), with the actual number of Earnout Shares to be issued based upon the level of financial performance achieved by the SRTC offices during calendar 2004. Certain contingencies remain unresolved precluding a final calculation of the Earnout Shares. However, the Company has recorded an estimated total Earnout Shares of 52,800 with a value of $778,000 on its consolidated balance sheet as of December 31, 2004. The transaction resulted in $3,767,000 of goodwill (including $44,000 for acquisition-related costs), $40,000 of intangible assets and $15,000 of fixed assets.

Pro Forma Results of Operations (Unaudited)

The operating results of the SRTC acquisition are included in the Company's results of operations since January 1, 2004. The following unaudited summary presents the combined results of operations as if the SRTC acquisition had occurred at the beginning of 2003, after giving effect to certain adjustments for the amortization of intangible assets, taxation and cost of capital.

(in thousands, except per share amounts)	Year ended December 31, 2003
Revenue	$ 138,212
Net income	$ 2,439
Basic earnings per share	$ .43
Diluted earnings per share	$ .41

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of January 1, 2003, or of results which may occur in the future.

3. Fair Value of Financial Instruments and Concentration of Credit Risk

All of the Company's financial instruments are recognized in its balance sheet. Carrying values approximate fair market value of most financial assets and liabilities. The fair market value of certain financial instruments was estimated as follows:

- Restricted marketable securities – Restricted marketable securities primarily consist of U.S. Treasury bills and municipal bonds. The interest rates on the Company's restricted marketable security investments approximate current market rates for these types of investments; therefore, the recorded value of the restricted marketable securities approximates fair market value.
- Long-term debt - The interest rates on the Company's long-term debt approximate current market rates, based upon similar obligations with like maturities; therefore, the recorded value of long-term debt approximates the fair market value.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments, marketable securities, restricted marketable securities and trade accounts receivable. The Company restricts investment of temporary cash investments and marketable securities to financial institutions with high credit ratings and to investments in governmental debt instruments. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. At December 31, 2004, the Company had significant concentrations of credit risk as follows:

- Marketable securities – All investments are held in publicly-traded securities, which includes $1,923,000, at fair value, in a closed end bond fund principally comprised of U.S. Treasury inflation protected securities.
- Restricted marketable securities - $1,414,000 of restricted marketable securities at December 31, 2004 consisted of U.S. Treasury bills and U.S. Treasury notes.
- Trade receivables - Trade receivables from two customers aggregated $1,627,000 at December 31, 2004 (7% of trade receivables outstanding at December 31, 2004).

4. Marketable Securities

The components of the Company's investments, as of December 31, 2004, are as follows (in thousands):

	Cost Basis	Unrealized Gains	Unrealized (Losses)	Market Value
Trading:				
Common stocks	$ 96	$ 97	$ -	$ 193
Available-for-sale:				
Bond funds	4,457	24	(521)	3,960
Corporate bond	500	-	(23)	477
	4,957	24	(544)	4,437
	$ 5,053	$ 121	$ (544)	$ 4,630

4. Marketable Securities (Continued)

Investments in securities classified as available-for-sale are reported at fair value, with unrealized gains or losses reported net of tax in other comprehensive income (loss). The Company considers available evidence in evaluating potential impairment of its investments, including the duration and extent to which fair value is less than cost and the Company's ability and intent to hold the investment. The unrealized losses at December 31, 2004 relate to investments held less than twelve months. A majority of the unrealized losses from the bond funds were generated by a bond fund which is principally comprised of U.S. Treasury inflation protected securities. Management believes that as a result of the current unique environment of rising interest rates and the market's benign expectations for inflation, such decline in fair value is considered to be temporary at December 31, 2004.

5. Intangibles

Intangibles consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Covenants not to compete	$ 3,749	$ 3,709
Less accumulated amortization	3,724	3,696
	$ 25	$ 13

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Office furniture and fixtures	$ 3,836	$ 4,443
Computer hardware and software	4,594	4,582
Aircraft	1,487	-
	9,917	9,025
Less accumulated depreciation and amortization	5,616	5,658
	$ 4,301	$ 3,367

Effective June 30, 2003, the Company completed a sale and leaseback transaction involving two office buildings owned by the Company providing net cash proceeds of approximately $2.0 million (after payment of the outstanding mortgage balance). The gains resulting from the sale and lease back transactions have been deferred and are being amortized over the term of the leases.

7. Workers' Compensation Claims

The Company is a self-insured employer with respect to workers' compensation coverage for all its employees (including employees subject to PEO contracts) working in Oregon, Maryland, Delaware and California. In the state of Washington, state law allows only the Company's staffing services and management employees to be covered under the Company's self-insured workers' compensation program.

The Company has provided a total of $14,157,000 and $9,078,000 at December 31, 2004 and 2003, respectively, as an estimated liability for unsettled workers' compensation claims liabilities. The estimated liability for unsettled workers' compensation claims represents management's best estimate, which includes, in part, an evaluation of information provided by the Company's third-party administrators for workers' compensation claims and its independent actuary, who annually assist management to estimate the total future costs of all claims, including potential future adverse loss development. Included in the claims liabilities are case reserve estimates for reported losses, plus additional amounts based on projections for incurred but not reported claims, anticipated increases in case reserve estimates and additional claims administration expenses. These estimates are continually reviewed and adjustments to liabilities are reflected in current operating results as they become known. The Company believes that the difference between amounts recorded for its estimated liabilities and the possible range of costs to settle related claims is not material to results of operations; nevertheless, it is reasonably possible that adjustments required in future periods may be material to results of operations.

Liabilities incurred for work-related employee fatalities, as determined by the state in which the accident occurred, are recorded either at an agreed lump-sum settlement amount or the net present value of future fixed and determinable payments over the actuarially determined remaining life expectancy of the beneficiary, discounted at a rate that approximates a long-term, high-quality corporate bond rate. During 2004, the Company maintained excess workers' compensation insurance to limit its self-insurance exposure to $1,000,000 per occurrence in all states. The excess insurance provided statutory coverage above the aforementioned exposures. During the year ended December 31, 2004, the Company determined that it should present its accrued liabilities for workers' compensation claims on a gross basis along with a corresponding receivable from its insurers, as the Company is the primary obligor for payment of the related insured claims. As a result of this revision in classification, the Company has increased its accrued workers' compensation claims liabilities as of December 31, 2004 by $4.4 million (of which $0.2 million is estimated to be currently payable and the balance a long-term liability) and has also recorded corresponding receivables for these insured claims from its prior excess workers' compensation insurer, CNA Financial Corporation. In order to conform the Company's prior financial statements for this revision in classification, the Company has increased its accrued workers' compensation claims liabilities as of December 31, 2003 by $4.2 million (of which $0.4 million was estimated to be currently payable and the balance a long-term liability) and has recorded corresponding receivables for these insured claims from its prior excess workers' compensation insurer, CNA Financial Corporation. The Company will continue its past practice of evaluating the financial capacity of its insurers to assess the recoverability of the related insurer receivables.

7. Workers' Compensation Claims (Continued)

At December 31, 2004, the Company's long-term workers' compensation claims liabilities in the accompanying balance sheet included $600,000 for work-related fatalities. The aggregate undiscounted pay-out amount related to the catastrophic injuries and fatalities is $1,234,000. The discount rates applied to the discounted liabilities range from 7.05% to 9.00%. These rates represented the then-current rates for high quality long-term debt securities available at the date of loss with maturities equal to the length of the pay-out period to the beneficiaries. The actuarially determined pay-out periods to the beneficiaries range from 6 to 37 years. As a result, the five-year cash requirements related to these claims are immaterial.

The states of Oregon, Maryland, Washington, Delaware and the United States Department of Labor require the Company to maintain specified investment balances or other financial instruments, totaling $4,042,000 at December 31, 2004 and $4,737,000 at December 31, 2003, to cover potential claims losses. In partial satisfaction of these requirements, at December 31, 2004, the Company has provided standby letters of credit in the amount of $2,390,000 and surety bonds totaling $907,000. The investments are included in restricted marketable securities and workers' compensation deposits in the accompanying balance sheets. Prior to July 1, 2003, the state of California required the Company to maintain a $4,036,000 letter of credit to cover potential claims losses. Effective July 1, 2003, the Company became a participant in California's new alternative security program and paid the state an annual fee of $234,000, which was determined by several factors, including the amount of a future security deposit and the Company's overall credit rating. Upon payment of the alternative security program fee, the state of California agreed to allow the Company's letter of credit to be terminated. The annual fee paid to the state of California for 2004 was $115,000.

8. Credit Facility

The Company entered into a Credit Agreement (the "Credit Agreement") with its principal bank on March 23, 2004, effective March 31, 2004. The Credit Agreement provides for a revolving credit facility of up to $6.0 million, which includes a subfeature under the line of credit for standby letters of credit for not more than $4.0 million. The interest rate options on advances, if any, will be, at the Company's discretion, either (i) equal to the prime rate or (ii) LIBOR plus 1.50%. The Credit Agreement expires July 1, 2005.

The revolving credit facility is collateralized by the Company's assets, including, without limitation, its accounts receivable, equipment, intellectual property and bank deposits, and may be prepaid at any time without penalty. Pursuant to the Credit Agreement, the Company is required to maintain compliance with the following financial covenants: (1) a Current Ratio not less than 1.10 to 1.0 with "Current Ratio" defined as total current assets divided by total current liabilities; (2) Tangible Net Worth not less than $8.0 million, determined at each fiscal quarter end, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets; (3) Total Liabilities divided by Tangible Net Worth not greater than 5.00 to 1.0, determined at each fiscal quarter end, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities, less subordinated debt and the current and long-term portion of the

8. Credit Facility (Continued)

Deferred Gain on Sale and Leaseback, and with "Tangible Net Worth" as defined above; and (4) Net income after taxes not less than $1.00 on an annual basis, determined as of each fiscal year end, and pre-tax profit not less than $1.00 on a quarterly basis, determined as of each fiscal quarter end. The Company was in compliance with these covenants as of December 31, 2004.

The Company had letters of credit totaling approximately $2.5 million outstanding at December 31, 2004, primarily in connection with various deposit requirements for its self-insured workers' compensation programs. As of December 31, 2004, the Company had approximately $3.5 million available under its $6.0 million credit facility and was in compliance with all loan covenants.

During the year ended December 31, 2004, the maximum balance outstanding under the revolving credit facility was $148,000 and the weighted average interest rate during the period was 4.5%. The weighted average interest rate during 2004 was calculated using daily weighted averages.

9. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2004	December 31, 2003
	(in thousands)	
Note payable in monthly installments of $12,292 plus interest at a rate	$ 1,389	$ -
Note payable in annual installments of $200,000 for years 2002, 2005 and 2006 and $87,500 for years 2003 and 2004, plus simple interest at 5.00% per annum through 2006	400	488
	1,789	488
Less portion due within one year	348	88
	$ 1,441	$ 400

Maturities on long-term debt are summarized as follows at December 31, 2004 (in thousands):

Year ending December 31,	
2005	$ 348
2006	348
2007	148
2008	148
2009	148
Thereafter	649
	$ 1,789

10. Savings Plan

The Company has a Section 401(k) employee savings plan for the benefit of its eligible employees. All employees 21 years of age or older become eligible to participate in the savings plan upon completion of 1,000 hours of service in any consecutive 12-month period following the initial date of employment. Employees covered under a co-employer ("PEO") contract receive credit for prior employment with the PEO client for purposes of meeting savings plan service eligibility. The determination of Company contributions to the plan, if any, is subject to the sole discretion of the Company.

Participants' interests in Company contributions to the plan vest over a seven-year period. No discretionary company contributions were made to the plan for the years ended December 31, 2004, 2003 and 2002.

After several years of study, on April 24, 2002, the Internal Revenue Service ("IRS") issued Revenue Procedure 2002-21 ("Rev Proc") to provide relief with respect to certain defined contribution retirement plans maintained by a PEO that benefit worksite employees. The Rev Proc outlines the steps necessary for a PEO to avoid plan disqualification for violating the exclusive benefit rule. Essentially, a PEO must either (1) terminate its plan; (2) convert its plan to a "multiple employer plan" by December 31, 2003; or (3) transfer the plan assets and liabilities to a customer plan. Effective December 1, 2002, the Company converted its 401(k) plan to a "multiple employer plan".

11. Commitments

Lease commitments

The Company leases its offices under operating lease agreements that require minimum annual payments as follows (in thousands):

Year ending December 31,	
2005	$ 1,812
2006	1,117
2007	858
2008	293
2009	228
2010 and thereafter	798
	$ 5,106

Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $1,752,000, $1,499,000 and $1,741,000, respectively.

12. Related Party Transactions

During the period from January 1, 2002 to May 1, 2002, the Company recorded revenues of $138,000 and cost of revenues of $132,000 for providing services to a company owned by Barrett's President and Chief Executive Officer, Mr. William W. Sherertz. Effective May 1, 2002, this company was sold to an unrelated third-party.

During 2001, pursuant to the approval of all disinterested outside directors, the Company agreed to loan Mr. Sherertz up to $60,000 between December 2001 and June 2002 to assist Mr. Sherertz in meeting his debt service obligations of interest only on a personal loan from the Company's principal bank, which is secured by his holdings of Company stock. In the spring of 2002, with the approval of all disinterested outside directors, the Company agreed to extend its financial commitment to lend to Mr. Sherertz amounts equal to an additional two quarterly interest-only payments in July and September 2002. The Company's note receivable from Mr. Sherertz bears interest at prime less 50 basis points, which is the same rate as Mr. Sherertz's personal loan from the bank. As of December 31, 2003, the note receivable from Mr. Sherertz totaled approximately $107,000 and is shown as contra equity in the Statements of Stockholders' Equity. During 2004, pursuant to the approval of a majority of the Company's independent directors, Mr. Sherertz tendered to the Company for cancellation and retirement 8,095 shares of common stock valued at $16.835 per share. This transaction discharged Mr. Sherertz's obligations to the Company totaling $136,274, including the principal and interest on the employee loan of $107,000.

During 2001, pursuant to the approval of all disinterested outside directors, the Company entered into a split dollar life insurance agreement with Mr. Sherertz's personal trust. Terms of the agreement provide that upon Mr. Sherertz's death, the Company will recoup from his trust all insurance premiums paid by the Company. During 2002, the Company paid annual life insurance premiums of approximately $56,000. In addition, during 2002, the Company paid a cash bonus of approximately $39,000 to Mr. Sherertz in connection with his personal expenses related to the split dollar life insurance program. During 2004 and 2003, the Company paid no insurance premiums in connection with this split dollar life insurance agreement.

In October 2001, the Company entered into an agreement with Mr. Sherertz to rent a residence in La Quinta, California owned by Mr. Sherertz for use in entertaining the Company's customers. During 2004, 2003 and 2002, the Company paid Mr. Sherertz $102,000, $99,000 and $97,000, respectively, for rental of the property.

Barrett Business Services, Inc.
Notes to Financial Statements (Continued)

13. Income Taxes

The provisions for (benefit from) income taxes are as follows (in thousands):

	Year ended December 31, 2004	2003	2002
Current:			
Federal	$ 5,096	$ 500	$ (2,452)
State	1,062	52	7
	6,158	552	(2,445)
Deferred:			
Federal	(1,185)	210	1,592
State	(94)	128	(39)
	(1,279)	338	1,553
Total provision (benefit)	$ 4,879	$ 890	$ (892)

Deferred income tax assets (liabilities) are comprised of the following components (in thousands):

	2004	2003
Gross deferred income tax assets:		
Workers' compensation claims liabilities	$ 3,829	$ 1,913
Safety incentives payable	1,844	722
Allowance for doubtful accounts	108	57
Fixed assets	-	474
Deferred compensation	31	101
Net operating losses and tax credits	-	562
Tax effect of unrealized losses, net	166	-
Other	67	94
	6,045	3,923
Gross deferred income tax liabilities:		
Tax depreciation in excess of book depreciation	(185)	(54)
Amortization of intangibles	(1,178)	(632)
	(1,363)	(686)
Net deferred income tax assets	$ 4,682	$ 3,237

13. Income Taxes (Continued)

The effective tax rate differed from the U.S. statutory federal tax rate due to the following:

	Year ended December 31,		
	2004	2003	2002
Statutory federal tax rate	35.0 %	34.0 %	(34.0) %
State taxes, net of federal benefit	5.0	4.0	(1.0)
Nondeductible expenses and other, net	.9	(2.4)	5.9
Federal tax-exempt interest income	(.2)	(.5)	(2.6)
Federal tax credits	(.9)	(5.2)	(8.0)
	39.8 %	29.9 %	(39.7) %

At December 31, 2003, the Company had state tax loss carryforwards of $5,403,000, which expire in varying amounts between 2008 and 2023. These state tax loss carryforwards were fully utilized during 2004.

In the tax year ended December 31, 2003, the Company generated and utilized $177,000 and $56,000 in U.S. Federal Work Opportunity Tax Credits and Welfare to Work Tax Credits, respectively. At December 31, 2003, the Company had $304,000 and $88,000 of unused U.S. Federal Work Opportunity Tax Credits and Welfare to Work Tax Credits. These unused tax credits were fully utilized in 2004. The nondeductible expenses pertain to meals, certain entertainment expenses and life insurance premiums.

14. Stock Incentive Plans

The Company's 2003 Stock Incentive Plan (the "2003 Plan") which provides for stock-based awards to Company employees, non-employee directors and outside consultants or advisors, was approved by shareholders on May 14, 2003. No options have been issued to outside consultants or advisors. The number of shares of common stock reserved for issuance under the 2003 Plan is 400,000. No new grants of stock options may be made under the Company's 1993 Stock Incentive Plan (the "1993 Plan"). At December 31, 2004, there were option awards covering 375,923 shares outstanding under the 1993 Plan, which, to the extent they are terminated unexercised, are carried over to the 2003 Plan as shares authorized to be issued under the 2003 Plan. Outstanding options under both plans generally become exercisable in four equal annual installments beginning one year after the date of grant and expire ten years after the date of grant. The exercise price of incentive stock options must not be less than the fair market value of the Company's stock on the date of grant.

On August 22, 2001, the Company offered to all employee optionees who held options with an exercise price of more than $5.85 per share (covering a total of 812,329 shares), the opportunity to voluntarily return for cancellation without payment any stock option award with an exercise price above that price. At the close of the offer period on September 20, 2001, stock options for a total of 797,229 shares were voluntarily surrendered for cancellation. On August 20, 2002, the Compensation Committee of the Company's board of directors approved the issuance of options covering a total of 357,000 shares to then-current employees.

14. Stock Incentive Plans (Continued)

A summary of the status of the Company's stock options at December 31, 2004, 2003 and 2002, together with changes during the periods then ended, are presented below:

	Number of options	Weighted average exercise price
Outstanding at December 31, 2001	252,206	
Options granted at market price	372,719	3.16
Options exercised	(16,556)	3.67
Options canceled or expired	(88,174)	3.58
Outstanding at December 31, 2002	520,195	
Options granted at market price	170,549	3.98
Options exercised	(75,719)	3.59
Options canceled or expired	(29,566)	4.02
Outstanding at December 31, 2003	585,459	
Options granted at market price	51,597	13.74
Options exercised	(48,237)	3.46
Options canceled or expired	(10,750)	5.40
Outstanding at December 31, 2004	578,069	
Available for grant at December 31, 2004	218,070	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Expected volatility	61%	62%	58%
Risk free rate of return	3.63%	3.22%	2.94%
Expected dividend yield	0%	0%	0%
Expected life (years)	5.0	5.0	5.0

Total fair value of options granted at market price was computed to be $379,000, $369,000 and $571,000 for the years ended December 31, 2004, 2003 and 2002, respectively. There were no options granted during 2004, 2003 and 2002 below market price. The weighted average fair value per share of all options granted in 2004, 2003 and 2002 was $7.35, $2.16 and $1.53, respectively.

14. Stock Incentive Plans (Continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable	
Exercise price range	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Exercisable at December 31, 2004	Weighted-average exercise price
$ 1.45 - $ 3.58	430,743	$ 3.08	7.8	141,493	$ 3.03
3.63 - 7.75	77,680	4.25	6.1	51,364	4.51
11.50 - 17.75	69,646	13.95	8.6	20,549	14.38
	578,069			213,406	

At December 31, 2004, 2003 and 2002, 213,406, 103,528 and 84,778 options were exercisable at weighted average exercise prices of $4.48, $4.32 and $4.79, respectively.

15. Stockholders' Equity

During 2002, the Company reclassified accrued stock option compensation from current liabilities to equity related to stock options previously issued at a 60% discount to market price. The compensation cost associated with the options was previously recognized as an expense by the Company in the year of grant.

During 2002, the Company received a final liquidating distribution from a former insolvent customer. The customer's receivable was personally guaranteed by the Company's President and Chief Executive Officer, who had previously satisfied the guarantee to the Company in full. As such, the payment by the Company of approximately $28,000 to the Company's President represented a partial recovery for the guarantor of the guaranteed receivable.

During 2004 and 2003, the Company recognized a tax benefit of $187,000 and $137,000, respectively, resulting from disqualifying dispositions of stock option exercises. The Company recorded this tax benefit in additional paid-in capital.

16. Stock Repurchase Program

During 1999, the Company's Board of Directors authorized a stock repurchase program to purchase common shares from time to time in open market purchases. Since inception, the Board has approved seven increases in the total number of shares or dollars authorized to be repurchased under the program. The repurchase program currently allows for $444,000 to be used for the repurchase of additional shares as of December 31, 2004. The Company made no share repurchases during 2004. During 2003, the Company repurchased 112,700 shares at an aggregate price of $446,000. During 2002, the Company repurchased 100,900 shares at an aggregate price of $386,000. In accordance with Maryland corporation law, all repurchased shares are immediately cancelled.

17. Litigation

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to currently pending or threatened actions is not expected to materially affect the financial position or results of operations of the Company.

18. Quarterly Financial Information (Unaudited)

(in thousands, except per share amounts and market price per share)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2002				
Revenues	$ 25,738	$ 27,766	$ 30,090	$ 25,714
Cost of revenues	21,951	23,414	25,717	23,261
Net (loss) income	(417)	1	56	(993)
Basic (loss) earnings per share	(.07)	-	.01	(.17)
Diluted (loss) earnings per share	(.07)	-	.01	(.17)
Common stock market prices:				
High	$ 4.00	$ 4.00	$ 3.50	$ 4.00
Low	3.15	2.74	2.01	2.67
Year ended December 31, 2003				
Revenues	$ 23,397	$ 27,902	$ 34,773	$ 36,649
Cost of revenues	20,028	23,446	28,543	29,707
Net (loss) income	(343)	167	943	1,318
Basic (loss) earnings per share	(.06)	.03	.17	.23
Diluted (loss) earnings per share	(.06)	.03	.16	.22
Common stock market prices:				
High	$ 3.75	$ 3.65	$ 7.41	$ 15.13
Low	2.31	2.64	3.00	7.00
Year ended December 31, 2004				
Revenues	$ 40,610	$ 47,704	$ 54,679	$ 51,968
Cost of revenues	33,887	38,844	43,906	41,654
Net income	606	1,840	2,448	2,477
Basic earnings per share	.11	.32	.43	.43
Diluted earnings per share	.10	.30	.40	.40
Common stock market prices:				
High	$ 17.76	$ 15.21	$ 17.69	$ 16.50
Low	11.49	12.26	12.99	13.25

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRETT BUSINESS SERVICES, INC.
Registrant

Date: March 30, 2005

By: /s/ Michael D. Mulholland
Michael D. Mulholland
Vice President-Finance and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of March, 2005.

Principal Executive Officer and Director:

* WILLIAM W. SHERERTZ	President and Chief Executive Officer and Director

Principal Financial Officer:

/s/ Michael D. Mulholland Michael D. Mulholland	Vice President-Finance and Secretary

Principal Accounting Officer:

/s/ James D. Miller James D. Miller	Controller and Assistant Secretary

Majority of Directors:

* THOMAS J. CARLEY	Director
* JAMES B. HICKS	Director
* JON L. JUSTESEN	Director
* ANTHONY MEEKER	Director
* NANCY B. SHERERTZ	Director

* By /s/ Michael D. Mulholland
Michael D. Mulholland
Attorney-in-Fact

EXHIBIT INDEX

3.1 Charter of the Registrant, as amended. Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

3.2 Bylaws of the Registrant, as amended. Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.

The Registrant has incurred long-term indebtedness as to which the amount involved is less than 10 percent of the Registrant's total assets. The Registrant agrees to furnish copies of the instruments relating to such indebtedness to the Commission upon request.

10.1 Second Amended and Restated 1993 Stock Incentive Plan of the Registrant. Incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.*

10.2 Form of Indemnification Agreement with each director of the Registrant. Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (No. 33-61804).*

10.3 Summary of annual cash incentive bonus award program for executive officers of the Registrant.*

10.4 Employment Agreement between the Registrant and Michael D. Mulholland, dated January 26, 1999. Incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.*

10.5 Summary of compensation arrangements for non-employee directors of the Registrant.*

10.6 Credit Agreement dated as of March 31, 2004, between the Registrant and Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K").

10.7 Revolving Line of Credit Note dated as of March 31, 2004, in the amount of $6,000,000 issued to Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.7 to the 2003 10-K.

10.8 Continuing Security Agreement Equipment dated as of May 22, 2003. Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed June 12, 2003.

10.9 Continuing Security Agreement Rights to Payment dated as of September 2, 2002, executed in favor of Wells Fargo Bank, N.A. Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on September 4, 2002.

10.10 2003 Stock Incentive Plan of the Registrant (the "2003 Plan"). Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.*

10.11 Form of Incentive Stock Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.11 to the 2003 10-K.*

10.12 Form of Nonqualified Stock Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.12 to the 2003 10-K.*

10.13 Form of Annual Director Option Agreement under the 2003 Plan. Incorporated by reference to Exhibit 10.13 to the 2003 10-K.*

10.14 Summary of Compensatory Arrangement with William W. Sherertz. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.*

14 Code of Business Conduct. Incorporated by reference to Exhibit 14 to the 2003 10-K.

23 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24 Power of attorney of certain officers and directors.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32 Certification pursuant to 18 U.S.C. Section 1350.

* Denotes a management contract or a compensatory plan or arrangement.

CERTIFICATIONS

EXHIBIT 31.1

I, William W. Sherertz, certify that:

1. I have reviewed this Annual Report on Form 10-K of Barrett Business Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and we have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant is made known to us by others within the company, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation;

   c. disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ William W. Sherertz
William W. Sherertz
Chief Executive Officer

CERTIFICATIONS

EXHIBIT 31.2

I, Michael D. Mulholland, certify that:

1. I have reviewed this Annual Report on Form 10-K of Barrett Business Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and we have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant is made known to us by others within the company, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation;

    c. disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Barrett Business Services, Inc. (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. § 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William W. Sherertz
William W. Sherertz
Chief Executive Officer
March 30, 2005

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer
March 30, 2005

DIRECTORS

WILLIAM W. SHERERTZ
President and Chief Executive Officer

THOMAS J. CARLEY
Private Investor

JAMES B. HICKS, Ph. D.
Co-founder and
Chief Technology Officer,
Virogenomics, Inc.

JON L. JUSTESEN
Co-Owner and Chief Executive Officer,
Justesen Ranches

ANTHONY MEEKER
Retired Managing Director,
Victory Capital Management, Inc.

NANCY B. SHERERTZ
Private Investor

OFFICERS

WILLIAM W. SHERERTZ
President and Chief Executive Officer

MICHAEL D. MULHOLLAND
Vice President-Finance and Secretary

GREGORY R. VAUGHN
Vice President

STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held on Thursday, May 12, 2005 at 2:00 p.m. Pacific Time, at the University Club in Portland, Oregon. All stockholders are invited to attend the annual meeting, however, only stockholders of record on March 25, 2005 will be entitled to vote at the meeting.

STOCK LISTING

The common stock of Barrett Business Services, Inc. is traded on The Nasdaq Stock Market under the symbol "BBSI." The Company had 57 shareholders of record and approximately 1,025 beneficial owners at March 25, 2005. The Company has paid no cash dividends since its initial public offering in June 1993.

FINANCIAL REPORTS

Copies of the Company's published financial reports, including its Annual Report on Form 10-K, are available upon request and without charge by contacting Investor Relations at the address listed below or through our website at www.barrettbusiness.com

STOCKHOLDER ACCOUNT ASSISTANCE

Mellon Investor Services acts as transfer agent and registrar for the Company. For assistance regarding stock certificates (including transfers), address or name changes, or lost stock certificates, please contact:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: (800) 522-6645
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
Internet: www.melloninvestor.com/isd

CORPORATE HEADQUARTERS

4724 SW Macadam Avenue ● Portland, Oregon 97239 ● (503) 220-0988

www.barrettbusiness.com

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Corporate Office

4724 SW Macadam Avenue

Portland, Oregon 97239

Phone 800.494.5669

Fax 503.220.0987

www.barrettbusiness.com

A Human Resource Management Company